EXHIBIT 2.1
EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER
by and among
SYNTHOMER PLC,
SPIRIT USA HOLDINGS INC.,
SYNTHOMER USA LLC
and
OMNOVA SOLUTIONS INC.
dated as of
July 3, 2019

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ARTICLE I THE MERGER    6
Section 1.1    The Merger    6
Section 1.2    Closing    6
Section 1.3    Effective Time    6
Section 1.4    Effect of the Merger    6
Section 1.5    Articles of Incorporation and Code of Regulations of the
Surviving Corporation    6
Section 1.6    Directors and Officers of the Surviving Corporation    7
Section 1.7    Subsequent Actions    7
ARTICLE II EFFECT OF THE MERGER ON CAPITAL STOCK    7
Section 2.1    Conversion of Securities    7
Section 2.2    Payment; Surrender of Shares; Share Transfer Books    8
Section 2.3    Treatment of Company Equity Awards    11
Section 2.4    Dissenters’ Rights    12
Section 2.5    Adjustments    13
ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY    13
Section 3.1    Organization    13
Section 3.2    Authorization; Validity of Agreement; Company Action    14
Section 3.3    Consents and Approvals; No Violations    14
Section 3.4    Capitalization    15
Section 3.5    SEC Reports and Financial Statements    17
Section 3.6    Absence of Certain Changes    18
Section 3.7    No Undisclosed Material Liabilities    19
Section 3.8    Compliance with Laws and Orders; Permits    19
Section 3.9    Material Contracts    20
Section 3.10    Disclosure Documents    22
Section 3.11    Litigation    23
Section 3.12    Employee Compensation and Benefit Plans; ERISA    23
Section 3.13    Labor & Employment    24
Section 3.14    Properties    26
Section 3.15    Intellectual Property    26

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Section 3.16    Environmental Laws    28
Section 3.17    Taxes    28
Section 3.18    Opinion of Financial Advisor    29
Section 3.19    Brokers or Finders    29
Section 3.20    Insurance    29
Section 3.21    Takeover Statutes; Organizational Documents    30
Section 3.22    No Other Representations or Warranties    30
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND
MERGER SUB    30
Section 4.1    Organization    30
Section 4.2    Authorization; Validity of Agreement; Necessary Action    30
Section 4.3    Consents and Approvals; No Violations    32
Section 4.4    Ownership of Company Common Stock    32
Section 4.5    Disclosure Documents    32
Section 4.6    Financing    33
Section 4.7    No Prior Activities    34
Section 4.8    Litigation    34
Section 4.9    Absence of Arrangements with Management    35
Section 4.10    Brokers or Finders    35
Section 4.11    Absence of Parent Takeover Proposals    35
Section 4.12    Disclaimer of Warranties    35
Section 4.13    No Other Representations or Warranties    36
ARTICLE V COVENANTS    36
Section 5.1    Interim Operations of the Company    36
Section 5.2    Acquisition Proposals    39
ARTICLE VI ADDITIONAL AGREEMENTS    43
Section 6.1    Preparation of Company Proxy Statement; Preparation of
Parent Circular    43
Section 6.2    Company Shareholders Meeting; Parent Shareholders
Meeting    45
Section 6.3    Parent Recommendation Change    46
Section 6.4    Reasonable Best Efforts; Regulatory Approval Matters    48

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Section 6.5    Notification of Certain Matters    51
Section 6.6    Access; Confidentiality    51
Section 6.7    Publicity    52
Section 6.8    Indemnification; Directors’ and Officers’ Insurance    52
Section 6.9    Obligations of Merger Sub    54
Section 6.10    Takeover Statutes    54
Section 6.11    Employee Matters.    54
Section 6.12    Company ESPP    57
Section 6.13    Parent Approval    57
Section 6.14    Shareholder Litigation    57
Section 6.15    Stock Exchange Delisting; Deregistration    58
Section 6.16    Section 16 Matters    58
Section 6.17    Financing    58
Section 6.18    Financing Cooperation    60
ARTICLE VII CONDITIONS    61
Section 7.1    Conditions to Each Party’s Obligation to Effect the Merger    61
Section 7.2    Conditions to Obligations of Parent and Merger Sub    62
Section 7.3    Conditions to Obligations of the Company    63
Section 7.4    Frustration of Closing Conditions    64
ARTICLE VIII TERMINATION    64
Section 8.1    Termination    64
Section 8.2    Effect of Termination    66
ARTICLE IX MISCELLANEOUS    69
Section 9.1    Amendment and Waivers    69
Section 9.2    Non-survival of Representations and Warranties    70
Section 9.3    Expenses    70
Section 9.4    Notices    70
Section 9.5    Counterparts    72
Section 9.6    Entire Agreement; No Third Party Beneficiaries    72
Section 9.7    Severability    73
Section 9.8    Governing Law; Consent to Jurisdiction    73

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Section 9.9    Assignment    74
Section 9.10    Specific Performance    74
Section 9.11    Parent US Sub Guaranty    75
Section 9.12    WAIVER OF JURY TRIAL    75
ARTICLE X DEFINITIONS; INTERPRETATION    76
Section 10.1    Cross References    76
Section 10.2    Certain Terms Defined    78
Section 10.3    Other Definitional and Interpretive Matters    88

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AGREEMENT AND PLAN OF MERGER
AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 3, 2019, by and among Synthomer plc, a public limited company incorporated under the Laws of England and Wales (“Parent”), Spirit USA Holdings Inc., an Ohio corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), Synthomer USA LLC, a Delaware limited liability company and wholly owned Subsidiary of Parent (“Parent US Sub”), and OMNOVA Solutions Inc., an Ohio corporation (the “Company”).
RECITALS
WHEREAS, the Board of Directors of the Company has approved, and deemed it advisable and in the best interests of its shareholders to consummate, the acquisition of the Company by Parent by means of a merger of Merger Sub with and into the Company upon the terms and subject to the conditions set forth in this Agreement and, on the terms and subject to the conditions contained herein, has resolved to recommend that the Company Shareholders adopt this Agreement and approve the Transactions, whereby each issued and outstanding share of Company Common Stock (such Company Common Stock issued and outstanding immediately prior to the Effective Time, collectively, the “Shares”), other than (a) Dissenting Shares, (b) Shares owned by Parent or any direct or indirect wholly owned Subsidiaries of Parent and (c) any shares of Company Common Stock held in the treasury of the Company, will be converted into the right to receive the Merger Consideration;
WHEREAS, the Board of Directors of Merger Sub has unanimously approved and deemed advisable, and the Board of Directors of Parent has unanimously approved and deemed advisable, this Agreement and the Transactions, including the Merger and the Financing, in each case upon the terms and subject to the conditions set forth in this Agreement; and
WHEREAS, concurrently with the execution and delivery of this Agreement and as an inducement to the willingness of the Company to enter into this Agreement, each of Kuala Lumpur Kepong Berhad Group, Alexander Gordon Catto and the other directors of the Parent who are also shareholders of the Parent is entering into an irrevocable undertaking with Parent and the Company pursuant to which each of Kuala Lumpur Kepong Berhad Group, Alexander Gordon Catto and the other directors of the Parent who are also shareholders of the Parent will irrevocably undertake, among other things, to vote at the Parent Shareholders Meeting all of the ordinary shares of Parent over which each has voting control in favor of approval of the Parent Shareholder Resolutions.
NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth in this Agreement, the receipt and sufficiency of which are hereby acknowledged, upon the terms and subject to the conditions of this Agreement, the parties agree as follows:

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ARTICLE I
THE MERGER
Section 1.1    The Merger. Upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Ohio (the “OGCL”), at the Effective Time, Merger Sub will be merged with and into the Company (the “Merger”), the separate corporate existence of Merger Sub will cease, and the Company will continue as the surviving corporation. The Company as the surviving corporation after the Merger is referred to in this Agreement as the “Surviving Corporation”.
Section 1.2    Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Jones Day, North Point, 901 Lakeside Avenue, Cleveland, Ohio 44114, as soon as practicable but in no event later than 10:00 a.m. local time on the fourth Business Day after the satisfaction or waiver of all of the conditions (other than any condition that by its nature cannot be satisfied until the Closing, but subject to satisfaction or waiver of any such condition) set forth in Article VII or at such other place, time and date as the Company and Parent may mutually agree in writing. The date on which the Closing shall occur is referred to as the “Closing Date”.
Section 1.3    Effective Time. At the Closing, the Company and Merger Sub shall file with the Secretary of State of the State of Ohio a certificate of merger (the “Certificate of Merger”), executed in accordance with, and containing such information as is required by, the relevant provisions of the OGCL in order to effect the Merger. The Merger shall become effective at such time as the Certificate of Merger has been filed with the Secretary of State of the State of Ohio or at such time as may be agreed between the parties and specified in the Certificate of Merger in accordance with the relevant provisions of the OGCL (such time is hereinafter referred to as the “Effective Time”).
Section 1.4    Effect of the Merger. The Merger shall have the effects set forth in this Agreement and the relevant provisions of the OGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers, franchises and authority of the Company and Merger Sub shall vest in the Surviving Corporation and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.
Section 1.5    Articles of Incorporation and Code of Regulations of the Surviving Corporation. At the Effective Time and subject to Section 6.8, the amended and restated articles of incorporation of the Company (the “Articles of Incorporation”) and the amended and restated code of regulations of the Company (the “Code of Regulations”), as in effect immediately prior to the Effective Time, shall be amended and restated as of the Effective Time to be in the form of the articles of incorporation and code of regulations of Merger Sub, and as so amended shall be the articles of incorporation and

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code of regulations of the Surviving Corporation until thereafter amended as provided therein or by applicable Law.
Section 1.6    Directors and Officers of the Surviving Corporation. At the Effective Time, (a) the directors of Merger Sub immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, and (b) the officers of Merger Sub immediately prior to the Effective Time will be the initial officers of the Surviving Corporation, in each case, until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and the code of regulations of the Surviving Corporation.
Section 1.7    Subsequent Actions. If, at or any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation, its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub vested in or to be vested in the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each such corporation or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.
ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK
Section 2.1    Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of Shares or securities of Parent or Merger Sub:
(a)    Each Share (other than Company Restricted Shares, which shall be treated as provided in Section 2.3(a), and any Shares to be cancelled pursuant to Section 2.1(b)) will be cancelled and extinguished and be converted into the right to receive $10.15 in cash, without interest (the “Merger Consideration”), payable to the holder of each such Share upon surrender of either certificates formerly representing such Shares (“Certificates”) or any book-entry Shares (“Book-Entry Shares”) in the manner provided in Section 2.2. All such Shares, when so converted, will no longer be outstanding and will be automatically cancelled, retired and cease to exist. Each holder of Certificates or Book-Entry Shares will cease to have any rights with respect to such Shares, except the right to receive the Merger Consideration for such Shares upon the surrender of such Certificate or Book-Entry Share in accordance with Section 2.2.

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(b)    Each (i) share of Company Common Stock held in the treasury of the Company, (ii) Share owned by Parent or any direct or indirect wholly owned Subsidiary of Parent immediately before the Effective Time, and (iii) Dissenting Share will be cancelled and extinguished, and no payment or other consideration will be made with respect to such shares subject, in the case of Dissenting Shares, to the right of the holder thereof to receive any payment under Section 2.4.
(c)    Each share of common stock, no par value per share, of Merger Sub issued and outstanding immediately before the Effective Time will thereafter represent one validly issued, fully paid and nonassessable share of common stock, no par value per share, of the Surviving Corporation.
Section 2.2    Payment; Surrender of Shares; Share Transfer Books.
(a)    Prior to the Closing, Parent shall enter into an agreement, in form and substance reasonably acceptable to the Company, with the Company’s transfer agent to act as agent (the “Paying Agent”) for payment of the Merger Consideration. At or immediately prior to the Closing, Parent shall deposit, or cause to be deposited, with the Paying Agent in a separate account in trust for the benefit of holders of Shares (other than holders of any Shares to be cancelled pursuant to Section 2.1(b)) (the “Payment Fund”), the aggregate Merger Consideration to which such holders shall be entitled at the Effective Time pursuant to Section 2.1(a).
(b)    (i)    As promptly as practicable after the Effective Time, and in any event within three Business Days thereafter, Parent shall cause the Paying Agent to mail to each holder of record of a Certificate or Book-Entry Share whose Shares were converted into the right to receive the Merger Consideration (A) a letter of transmittal in customary form (which letter of transmittal will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu of Certificates as provided in Section 2.2(f)) to the Paying Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal) and (B) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu of Certificates as provided in Section 2.2(f)) or, in the case of Book-Entry Shares, the surrender of such Book-Entry Shares in exchange for the Merger Consideration. Each holder of Certificates or Book-Entry Shares may thereafter surrender such Certificates or Book-Entry Shares to the Paying Agent under cover of the letter of transmittal, as agent for such holder. Upon delivery of a duly completed and validly executed letter of transmittal and such other customary documents as may reasonably be required pursuant to such instructions and the surrender of Certificates (or affidavits of loss in lieu of Certificates as provided in Section 2.2(f)) or Book-Entry Shares on or before the first anniversary of the Effective Time, the Surviving Corporation shall cause the Paying Agent to pay the holder of such Certificates or Book-Entry Shares, in exchange for the Certificates or Book-Entry Shares, cash in an amount equal to the Merger Consideration multiplied by the number of Shares represented by such Certificates (or affidavits of loss in lieu of Certificates as provided in Section 2.2(f)) or Book-Entry Shares. Until so surrendered, Certificates and Book-Entry Shares (other than Certificates or Book-Entry Shares representing (1)

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Dissenting Shares, (2) Shares held by Parent or any direct or indirect wholly owned Subsidiary of Parent, and (3) shares of Company Common Stock held in the treasury of the Company) will represent solely the right to receive the aggregate Merger Consideration relating to the Shares represented by such Certificates (or affidavits of loss in lieu of Certificates as provided in Section 2.2(f)) or Book-Entry Shares.
(i)    If payment of the Merger Consideration in respect of Shares cancelled pursuant to Section 2.1(a) is to be made to a Person other than the Person in whose name surrendered Certificates are registered, it will be a condition to such payment that the Certificates so surrendered will be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of such payment in a name other than that of the registered holder of the Certificates surrendered or shall have established to the satisfaction of the Paying Agent that such Tax is not applicable.
(ii)    The Merger Consideration paid upon the surrender for exchange of Certificates (or affidavits of loss in lieu of Certificates as provided in Section 2.2(f)) or Book-Entry Shares in accordance with the terms of this Article II will be paid in full satisfaction of all rights pertaining to the Shares converted into the right to receive the Merger Consideration pursuant to Section 2.1(a), subject, however, to the Surviving Corporation’s obligation to pay any dividends or make any other distributions, in each case with a record date (A) prior to the Effective Time that may have been declared or made by the Company on such Shares in accordance with the terms of this Agreement, or (B) prior to the date of this Agreement, and in each case, which remain unpaid at the Effective Time.
(c)    At the Effective Time, the share transfer books of the Company will be closed and there will not be any further registration of transfers of any shares of the Company’s capital stock thereafter on the records of the Company. From and after the Effective Time, the holders of Certificates and Book-Entry Shares will cease to have any rights with respect to any Shares, except as otherwise provided for in this Agreement or by applicable Law. If, after the Effective Time, Certificates and Book-Entry Shares (other than Certificates or Book-Entry Shares representing (i) Dissenting Shares, (ii) Shares held by Parent or any direct or indirect wholly owned Subsidiary of Parent, and (iii) shares of Company Common Stock held in the treasury of the Company) are presented to the Surviving Corporation, they will be cancelled and exchanged for Merger Consideration as provided in this Article II. No interest will accrue or be paid on any cash payable upon the surrender of Certificates or Book-Entry Shares that immediately before the Effective Time represented the Shares.
(d)    Promptly following the date that is one year after the Effective Time, the Surviving Corporation will be entitled to require the Paying Agent to deliver to it any cash, including any interest received with respect to such cash, and any Certificates or other documents in its possession relating to the Transactions that had been made available to the Paying Agent and that have not been disbursed to holders of Certificates or Book-Entry Shares or previously delivered to the Surviving Corporation.

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Thereafter, such holders will be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or similar Laws) for payment of their claim for any Merger Consideration; provided, that if any Certificate or Book-Entry Share shall not have been surrendered immediately prior to the date on which such consideration in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of a Governmental Entity, any such consideration in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto. Notwithstanding the foregoing, none of Parent, the Surviving Corporation, the Paying Agent or their respective directors, officers or employees will be liable to any holder of Certificates or Book-Entry Shares for Merger Consideration delivered to a Governmental Entity pursuant to any applicable abandoned property, escheat or similar Law.
(e)    Notwithstanding any provision in this Agreement to the contrary, Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable under this Agreement to any holder of Shares, and from amounts payable pursuant to Section 2.3, such amounts as are required to be withheld or deducted under any applicable Tax Law with respect to the making of such payment. To the extent that any amounts are so withheld or deducted and remitted to the applicable Governmental Entity, such withheld or deducted amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares or from amounts payable pursuant to Section 2.3 in respect of which such deduction and withholding were made.
(f)    If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Paying Agent, as the case may be, the posting by such Person of an indemnity agreement or, at the election of Parent or the Paying Agent, a bond in such amount as Parent or the Paying Agent may determine is reasonably necessary as indemnity against any claim that may be made against Parent, the Paying Agent or the Surviving Corporation with respect to such Certificate, the Paying Agent (or, if subsequent to the termination of the Payment Fund and subject to Section 2.2(d), Parent or the Surviving Corporation) shall pay, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration with respect to the number of Shares formerly represented by such lost, stolen or destroyed Certificate.
(g)    Parent will cause the Paying Agent to invest all cash included in the Payment Fund as directed by Parent; provided, however, that Parent shall procure that (i) any investment of such cash will be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the United States of America in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, and, in any such case, no such instrument will have a maturity exceeding three months, and (ii) no such investment or loss thereon will affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this Article II. Any interest and other income resulting from such investments will be paid to the Surviving Corporation pursuant to

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Section 2.2(d). To the extent that there are losses with respect to such investments, or the Payment Fund diminishes for other reasons below the level required to make prompt payments of the Merger Consideration as contemplated by this Article II, Parent will promptly replace or restore the portion of the Payment Fund lost through investments or other events so as to ensure that the Payment Fund is, at all times, maintained at a level sufficient to make such payments.
Section 2.3    Treatment of Company Equity Awards.
(a)    Company Restricted Shares. At the Effective Time, each restricted share of Company Common Stock subject to certain vesting conditions and restrictions (each, a “Company Restricted Share”) that is outstanding as of immediately prior to the Effective Time shall, to the extent applicable, no longer be subject to any vesting conditions or restrictions, as applicable, and each such Company Restricted Share shall be cancelled, and shall, automatically and without any action on the part of the holder thereof, be converted into only the right to receive the Merger Consideration.
(b)    Company RSUs. At the Effective Time, each restricted share unit corresponding to Company Common Stock (each, a “Company RSU”) outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall be cancelled, and the right to receive Company Common Stock pursuant thereto shall, automatically and without any action on the part of the holder thereof, be converted into only the right to receive the Merger Consideration.
(c)    Company Performance Shares. At the Effective Time, each award of performance shares corresponding to Company Common Stock (each, a “Company Performance Share”) outstanding as of immediately prior to the Effective Time shall be cancelled, and that number of shares of Company Common Stock that would have been earned at target performance shall, automatically and without any action on the part of the holder thereof, be converted into only the right to receive the Merger Consideration.
(d)    Payment Timing. As soon as reasonably practicable after the Effective Time (but no later than the first regular payroll date of the Surviving Corporation after the Effective Time), Parent shall, or shall cause the Surviving Corporation to, pay the Merger Consideration (without interest and less applicable Tax withholdings) to each holder of a Company Restricted Share, each holder of a Company RSU and each holder of a Company Performance Share, in accordance with Sections 2.3(a), 2.3(b) and 2.3(c) above; provided, that, with respect to any Company RSU or Company Performance Share that constitutes nonqualified deferred compensation subject to Section 409A of the Code and that is not permitted to be paid as soon as reasonably practicable after the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the terms of such Company Equity Award that will not trigger a Tax or penalty under Section 409A of the Code.

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(e)    Deferred Compensation. All account balances (whether or not vested) under any Company Plan (other than awards under a Company Stock Plan, the treatment of which is specified in Sections 2.3(b) and (c)) that provides for the deferral of compensation, representing amounts notionally invested in a number of Shares or otherwise providing for distributions or benefits that are calculated based on the value of a Share (collectively, the “Deferred Compensation Plans”) shall be adjusted and converted into a right of the holder to have allocated to the holder’s account under the applicable Deferred Compensation Plan an amount denominated in cash equal to the product of (i) the number of Shares deemed invested under or otherwise referenced by such account immediately prior to the Effective Time, multiplied by (ii) the Merger Consideration or, if higher, the highest closing price for a Share on the New York Stock Exchange (“NYSE”) during the ninety calendar days preceding the Closing Date (the “Deferred Payment”) and shall cease to represent a right to receive a number of Shares or amount equal to or based on the value of a number of Shares. The Deferred Payment shall be made at the time specified in the applicable Deferred Compensation Plan and related plan documents, less any applicable Tax withholdings.
(f)    Prior to the Effective Time, the Company Board or the applicable committee thereof will adopt appropriate resolutions and take such other actions as are necessary to provide that (i) the Company Stock Plans and all awards issued thereunder (including the Company Restricted Shares, Company RSUs and Company Performance Shares) will terminate as of the Effective Time and (ii) the provisions in any other plan, program, arrangement or agreement providing for the issuance or grant of any other interest in respect of the equity of the Company shall be of no further force or effect and shall terminate as of the Effective Time, subject, in each case, to the payments in consideration thereof as set forth in this Article II.
Section 2.4    Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary, any issued and outstanding Shares held by a Person (a “Dissenting Shareholder”) who has not voted in favor of the adoption of this Agreement and has complied in all respects with Section 1701.85 of the OGCL (such Shares, “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration as described in Section 2.1(a), but at the Effective Time shall instead be converted into the right to receive such consideration as may be determined to be due to such Dissenting Shareholder in accordance with Section 1701.85 of the OGCL. If any such holder withdraws its demand for appraisal or fails to perfect or otherwise loses its right of appraisal pursuant to the OGCL with respect to such Shares, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 1701.85 of the OGCL, such Shares shall be deemed not to be Dissenting Shares and shall be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration for each such Share, without interest and subject to Section 2.2. The Company shall give Parent prompt notice of any written demands for appraisal of Shares received by the Company, withdrawals of such demands and any other instruments served on the Company pursuant to Section 1701.85 of the OGCL.

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Section 2.5    Adjustments. If, between the date of this Agreement and the Effective Time, the outstanding shares of capital stock, or securities convertible or exchangeable into or exercisable for shares of capital stock, of the Company shall change as a result of any merger, business combination, reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares or any stock dividend or stock distribution with a record date during such period, the Merger Consideration shall be equitably adjusted, without duplication, to reflect such change; provided, that nothing in this Section 2.5 shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.
ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as set forth in the letter from the Company, dated as of the date hereof, addressed to Parent and Merger Sub (the “Company Disclosure Letter”) or in the Company SEC Documents (other than any forward-looking risk factors and other forward-looking disclosures, in each case, to the extent such disclosures are not based on statements of present fact) filed since December 1, 2017 and prior to the date of this Agreement, the Company represents and warrants to Parent and Merger Sub as follows:
Section 3.1    Organization.
(a)    The Company and each of its Subsidiaries is a corporation, partnership or other entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, except, in the case of a Subsidiary, where the failure to be so organized, existing or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its Subsidiaries has all requisite corporate or other organizational power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power, authority and governmental approvals would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Prior to the date of this Agreement, the Company has made available to Parent true and complete copies of the Articles of Incorporation, the Code of Regulations and the certificates of incorporation, bylaws or other comparable charter or organizational documents of each of its Subsidiaries as amended to and as in effect on the date of this Agreement. Neither the Company nor any of its Subsidiaries is in violation of its organizational or governing documents in any material respect.
(b)    The Company and each of its Subsidiaries is qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified, licensed

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or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 3.2    Authorization; Validity of Agreement; Company Action.
(a)    The Company has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the Transactions, have been duly and validly authorized by the Board of Directors of the Company (the “Company Board”), and no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by it of the Transactions, except that the consummation of the Merger requires the affirmative vote of the holders of issued and outstanding shares of Company Common Stock entitling such holders to exercise at least two-thirds of the voting power of the Company (the “Company Shareholder Approval”). This Agreement has been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery of this Agreement by Parent and Merger Sub, is a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (the “General Enforceability Exceptions”).
(b)    The Company Board, at a meeting duly called and held, (i) determined that the Merger is fair to and in the best interests of the Company Shareholders, (ii) authorized, approved and declared advisable the execution, delivery and performance of this Agreement and the consummation of the Transactions and (iii) resolved (subject to Section 5.2) to recommend to the Company Shareholders that they adopt this Agreement (such recommendation, the “Company Recommendation”) and direct that such matter be submitted for consideration of the Company Shareholders at the Company Shareholders Meeting, which resolutions set forth in clauses (i), (ii) and (iii) have not (subject to Section 5.2) been rescinded, modified, withdrawn or qualified in any way.
Section 3.3    Consents and Approvals; No Violations.
(a)    The execution, delivery and performance of this Agreement and, subject to the receipt of the Company Shareholder Approval, the consummation of the Transactions by the Company do not and will not (i) conflict with or violate the Articles of Incorporation, the Code of Regulations or similar organizational documents of any of its Subsidiaries, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (v) of subsection (b) of this Section have been obtained, and all filings described in such clauses have been made, conflict with or violate any Law or Order applicable to the Company or any of its Subsidiaries or by which its or any of their

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respective properties are bound or (iii) result in any breach or violation of or constitute a default (or an event that with notice or lapse of time or both would constitute a default) or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or its or any of their respective properties are bound, except, in the case of clauses (ii) and (iii), for any such breach, violation, default, loss, right, termination, cancellation, amendment, acceleration or other occurrence that would not reasonably be expected to, individually or in the aggregate, (A) prevent, materially delay or materially impair the ability of the Company to comply with its obligations under the Agreement or to consummate the Transactions or (B) have a Company Material Adverse Effect.
(b)    The execution, delivery and performance of this Agreement by the Company and the consummation of the Transactions by the Company do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) the applicable requirements, if any, of the Exchange Act, the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), and state securities, takeover and “blue sky” Laws, (ii) the applicable requirements of NYSE, (iii) the filing with the Secretary of State of the State of Ohio of the Certificate of Merger as required by the OGCL, (iv) the applicable requirements of antitrust or other competition Laws of jurisdictions other than the United States or Laws relating to foreign investment (“Foreign Antitrust Laws”) and (v) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to, individually or in the aggregate, (A) prevent, materially delay or materially impair the ability of the Company to comply with its obligations under the Agreement or to consummate the Transactions or (B) have a Company Material Adverse Effect.
Section 3.4    Capitalization.
(a)    The authorized capital stock of the Company consists of 15,000,000 shares of preferred stock, par value $1.00 per share (the “Company Preferred Stock”) and 135,000,000 shares of common stock, par value $0.10 per share (the “Company Common Stock”). As of June 28, 2019 (the “Measurement Date”), (i) no shares of Company Preferred Stock were issued and outstanding, (ii) 44,852,901 shares of Company Common Stock were issued and outstanding, including 5,000 Company Restricted Shares, (iii) 3,461,776 shares of Company Common Stock were held in the treasury of the Company and (iv) 2,665,932 shares of Company Common Stock were reserved for issuance pursuant to the Company Stock Plans, of which 1,324,982 shares of Company Common Stock are subject to Company RSUs and 398,500 shares of Company Common Stock are subject to Company Performance Shares outstanding under the Company Stock Plans (assuming target level achievement of the performance goals applicable to Company Performance Shares). As of the Measurement Date, (i) amounts notionally invested in shares of Company Common Stock in the account balances of the Deferred Compensation Plans represented 244,871.13 shares of Company Common Stock and (ii) amounts notionally invested in shares of Company Common Stock subject to Company Performance

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Shares under the Long-Term Incentive Plan, as amended and restated effective January 1, 2017, represented 175,000 shares of Company Common Stock (assuming target level achievement of the applicable performance goals). All of the outstanding shares of Company Common Stock and all other outstanding Rights are, and all such shares or Rights that may be issued prior to the Effective Time will be, when issued, duly authorized, validly issued, fully paid and non-assessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the OGCL, the Articles of Incorporation, the Code of Regulations or any Contract to which the Company is a party or otherwise bound. Except as referred to in this Section 3.4(a), as of the Measurement Date, there are no (A) shares of capital stock or other equity interests or voting securities of the Company authorized, issued or outstanding, (B) securities issued by the Company or any of its Subsidiaries convertible into or exchangeable for any shares of capital stock or other equity interests or voting securities in the Company or any of its Subsidiaries (C) options, warrants, calls, preemptive rights, subscription or other rights or Contracts, obligating the Company or any of its Subsidiaries to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or other equity interests or voting securities in the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares of capital stock or other equity interests or voting securities, or obligating the Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, preemptive right, subscription or other right or Contract, (D) outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Shares, or the capital stock or other equity interests or voting securities of the Company or of any of its Subsidiaries, or (E) outstanding performance awards, units, rights to receive shares of Company Common Stock on a deferred basis or rights to purchase or receive Company Common Stock or other equity interests or voting securities issued or granted by the Company to any current or former director, officer, employee or consultant of the Company (the items referred to in clauses (A) through (E) of or with respect to any Person, collectively, “Rights”). From the Measurement Date to the date of this Agreement, there have been no issuances by the Company of any shares of Company Common Stock or other Rights in the Company, other than the issuances of Company Common Stock upon the vesting and settlement of Company RSUs and Company Performance Shares that were outstanding as of the Measurement Date in accordance with the terms of the Company Stock Plans. No Subsidiary of the Company owns any Shares.
(b)    As of the date of this Agreement, there are no bonds, debentures, notes or other Indebtedness of the Company that by their terms may have at any time (whether actual or contingent) the right to vote, or that are convertible into or exchangeable for securities having the right to vote, on any matter on which holders of shares of Company Common Stock may vote (“Voting Company Debt”) or any securities that are convertible into or exchangeable for, or options, warrants or other rights to acquire or receive any, Voting Company Debt.
(c)    Section 3.4(c) of the Company Disclosure Letter sets forth a true, complete and accurate list of each Subsidiary of the Company and its jurisdiction of

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organization together with the authorized, issued and outstanding shares of capital stock and other Rights in each Subsidiary. All of the outstanding shares of capital stock and other Rights of each of the Company’s Subsidiaries are owned beneficially or of record by the Company, directly or indirectly, and all such shares and other Rights have been validly issued and are fully paid and nonassessable and are owned by either the Company or one of its Subsidiaries free and clear of any Encumbrances other than restrictions on transfer of securities imposed by applicable Laws.
(d)    There are no voting trusts or Contracts to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock and other Rights of the Company or any of its Subsidiaries.
(e)    Except for the shares of capital stock or other Rights in its Subsidiaries, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any shares of capital stock or other Rights in any Person.
Section 3.5    SEC Reports and Financial Statements.
(a)    The Company has filed with or furnished to the SEC all forms, reports, schedules, statements and other documents (including exhibits and other information incorporated therein) required to be filed or furnished by it with the SEC since December 1, 2016 (collectively, the “Company SEC Documents”). As of its respective date or, if amended, as of the date of the last such amendment, each Company SEC Document (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Company SEC Document or necessary in order to make the statements in such Company SEC Document, in light of the circumstances under which they were made, not misleading and (ii) complied as to form in all material respects with the applicable requirements of the Exchange Act, the Securities Act, the Sarbanes-Oxley Act of 2002 (the “SOX”). None of the Company’s Subsidiaries is, or at any time since December 1, 2016, has been, required to file any forms, reports or other documents with the SEC. Each of the consolidated financial statements included in the Company SEC Documents (the “Company Financial Statements”) (A) has been prepared from, and is in accordance with, the books and records of the Company and its consolidated Subsidiaries, (B) complies in all material respects with the applicable accounting requirements and with the published rules and regulations of the SEC with respect to such requirements, (C) has been prepared in accordance with United States generally accepted accounting principles (“GAAP”), in all material respects, applied on a consistent basis during the periods involved (except as may be indicated in the Company Financial Statements or in the notes to the Company Financial Statements and subject, in the case of unaudited statements, to normal year-end audit adjustments and the absence of footnote disclosure) and (D) fairly presents, in all material respects, the consolidated financial position and the consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries as of the dates and for the periods referred to in the Company Financial Statements.
(b)    The Company has established and maintains disclosure controls and procedures and internal controls over financial reporting as required by Rule 13a-15

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under the Exchange Act. The Company’s disclosure controls and procedures are designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of SOX. The Company’s management has completed an assessment of the effectiveness of the Company’s internal controls over financial reporting in compliance with the requirements of Section 404 of SOX for the fiscal year ended November 30, 2018, and such assessment concluded that such controls were effective. The Company maintains a system of internal controls over financial reporting sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (ii) that transactions are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s properties or assets. Since November 30, 2018 through the date of this Agreement, management of the Company has disclosed to the Company’s auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to report financial information and (ii) any fraud or allegations of fraud, whether or not material, that involve management or other employees who have a significant role in the Company’s internal control over financial reporting. Each of the Company and its Subsidiaries has substantially addressed any such deficiency, material weakness or fraud.
(c)    Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or other Company SEC Documents.
Section 3.6    Absence of Certain Changes. Since November 30, 2018 through the date of this Agreement, (a) the Company and its Subsidiaries have conducted their respective businesses in the ordinary course of business consistent with past practice in all material respects, (b) neither the Company nor any of its Subsidiaries has taken any action which, if taken after the date of this Agreement and prior to the Closing Date without the prior written consent of Parent, would constitute a breach of Section 5.1(b)(ii), Section 5.1(b)(vi), Section 5.1(b)(x) or Section 5.1(b)(xi) and (c) there has not been any fact, condition, circumstance, event, change, effect, occurrence or

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development that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 3.7    No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries, whether accrued, absolute, determined or contingent that would be required to be reflected or reserved against on a consolidated statement of financial position of the Company and its consolidated Subsidiaries prepared in accordance with GAAP or disclosed in the notes thereto, except for (a) liabilities or obligations disclosed and provided for in the most recent balance sheet included in the Company SEC Documents, (b) liabilities or obligations incurred in connection with the Transactions, (c) liabilities or obligations incurred in the ordinary course of business since the date of the most recent balance sheet included in the Company SEC Documents and (d) other liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 3.8    Compliance with Laws and Orders; Permits.
(a)    The Company and each of its Subsidiaries is and, since December 1, 2016, has been in compliance with all applicable Laws and Orders, except for failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since December 1, 2016, neither the Company nor any of its Subsidiaries has received any written notice or, to the Knowledge of the Company, other communication from any Governmental Entity regarding any actual or alleged failure to comply with any Law or Order, except for failures to comply that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b)    The Company and its Subsidiaries hold all governmental licenses, authorizations, permits, consents and approvals necessary for the operation of the businesses of the Company and its Subsidiaries as presently conducted, taken as a whole (the “Company Permits”), except where such failure would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its Subsidiaries is, and since December 1, 2016 has been, in compliance with the terms of the Company Permits, except for failures to comply that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Company’s Knowledge, no suspension or cancellation of any such Company Permit is threatened, except for suspensions and cancellations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(c)    No Action is pending or, to the Knowledge of the Company, threatened alleging that the Company or its Subsidiaries is not in compliance with any applicable Law, Order or Company Permit, other than, in each case, those the outcome of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

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(d)    None of the Company or any of its Subsidiaries, or any director, officer or employee of the Company or any of its Subsidiaries, or to the Knowledge of the Company, any agent or other Person acting on behalf of the Company or any of its Subsidiaries, since December 1, 2016, in each case to secure an improper advantage in order to assist in obtaining or retaining business for or with, or directing business to, any Person, (i) has used any funds of the Company or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses relating to political activity, (ii) has unlawfully provided anything of value to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns or (iii) has violated, or is in violation of, the Foreign Corrupt Practices Act of 1977 (the “FCPA”), the USA PATRIOT Act or any foreign or domestic anti-corruption, anti-bribery, anti-money laundering, anti-terrorism financing, export, import, re-export, anti-boycott, embargo or similar Law (including, to the extent applicable, the United Kingdom Bribery Act, the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and the United Nations Convention Against Corruption) in any jurisdiction in which the Company or any of its Subsidiaries has operated or currently operates (the “Anti-Corruption Laws”), except, in the case of clauses (i), (ii) and (iii), as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. The Company has developed and implemented a compliance program designed to provide reasonable assurance regarding compliance by the Company and its Subsidiaries with Sanctions, the FCPA and the other applicable Anti-Corruption Laws.
Section 3.9    Material Contracts.
(a)    As of the date of this Agreement, excluding any Contract that is or relates to a Company Plan and excluding this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by, or are any of their respective assets or properties bound by, any:
(i)    Contract that is required to be filed by the Company as a material contract pursuant to Item 601(b)(10) of Regulation S-K of the SEC or pursuant to Item 404 of Regulation S-K of the SEC but is not so filed;
(ii)    indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other evidence of Indebtedness or agreement providing for Indebtedness, or otherwise placing of any Encumbrance on any of the assets of the Company and its Subsidiaries, in excess of $1,000,000;
(iii)    Contract providing for the acquisition or disposition of any assets or businesses (whether by merger, consolidation, sale or purchase of stock, sale or purchase of assets or otherwise) with an aggregate purchase or sale price in excess of $1,000,000 (other than (A) any purchases or sales of inventory, product, equipment or maintenance and operations supplies, (B) any capital expenditures, or (C) purchases of software and other licenses, in each case of clauses (A), (B) and (C), in the ordinary course of business) for which

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there are material unpaid royalties, earn-outs or similar contingent payments or, indemnification obligations reasonably expected to be material to the Company (other than, in the case of acquisitions, indemnification obligations of the Company and its Subsidiaries for liabilities arising from the operation and conduct of the applicable acquired assets of businesses from and after the closing of such acquisition);
(iv)    Contract that purports to prevent, limit or otherwise restrict the ability of the Company or any of its Subsidiaries to declare, set aside or pay any dividend or other distribution, whether payable in cash, stock or other property, with respect to the Shares or any equity securities of any Company Subsidiary;
(v)    Contract pursuant to which (A) the Company or such Subsidiary, as applicable, licenses to any Person any material Intellectual Property Rights owned by the Company or such Subsidiary, as applicable, other than non-exclusive licenses of, or covenants with respect to, Intellectual Property Rights entered into in the ordinary course of business or (B) any Person licenses to the Company or such Subsidiary, as applicable, any material Intellectual Property Rights of any third party, other than, in each case, (1) Contracts for commercially available software, off-the-shelf software, “click-wrap” or “shrink-wrap” licenses or cloud-based services or platforms, (2) Contracts to which the licensing of such Intellectual Property Rights are incidental, and not material to, such Contracts, and (3) Contracts entered into in the ordinary course of business pursuant to which there is a non-exclusive license to or from the Company or any of its Subsidiaries to use, market, display or otherwise practice Intellectual Property Rights in connection with the sale of another Person’s products or of the Company’s or any of its Subsidiaries’ products;
(vi)    settlement agreement or similar agreement involving future obligations (whether monetary or otherwise) by the Company or any of its Subsidiaries, in any such case, that is material to the Company and its Subsidiaries, taken as a whole;
(vii)    Contract (A) containing covenants binding upon the Company or any of its Subsidiaries that restricts the ability of the Company or any of its Subsidiaries to compete in any business in a manner that would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or with any Person or in any geographic area, (B) granting “most favored nation”, exclusivity or similar preferential status with respect to any third party, (C) granting any Person other than the Company or its Subsidiaries a right of first refusal, first offer or other right to purchase any material asset of the Company or its Subsidiaries or (D) that has any material “take or pay” or similar commitments pursuant to which the agreed upon contractual remedy for the failure to take the required quantity of goods or services set forth in such Contract is to pay the full purchase price for such goods or services not taken;

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(viii)    Contract with respect to a joint venture, partnership agreement or other similar agreement; or
(ix)    other Contract (other than purchase orders in the ordinary course of business and agreements between the Company and any of its wholly owned Subsidiaries or between any of the Company’s wholly owned Subsidiaries) that contains obligations (including “earnout” or other contingent payment obligations) that would reasonably be expected to result in the receipt or making by the Company or any of its Subsidiaries of payments in the future in excess of $2,500,000 per annum or $7,500,000 during the life of the Contract.
Each such contract described in clauses (i)-(ix) is referred to herein as a “Material Contract”.
(b)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries is (and, to the Knowledge of the Company, no other party is) in default under any Material Contract, (ii) each of the Material Contracts is in full force and effect, and is a valid, binding and enforceable obligation of the Company or its applicable Subsidiary, and to the Knowledge of the Company, of the other parties thereto, subject to the General Enforceability Exceptions, (iii) the Company and its Subsidiaries have performed all material obligations required to be performed by them to date under the Material Contracts and are not (with or without the lapse of time or the giving of notice, or both) in breach thereunder and (iv) neither the Company nor any of its Subsidiaries has received any written notice of termination with respect to, and, to the Knowledge of the Company, no party has threatened to terminate, any Material Contract. True and complete copies of each Material Contract as amended through the date of this Agreement, have been made available to Parent prior to the date of this Agreement.
Section 3.10    Disclosure Documents.
(a)    The proxy statement relating to the Company Shareholders Meeting (such proxy statement, as amended or supplemented from time to time, the “Company Proxy Statement”), on the date it is first mailed (including any amendment or supplement thereto) to the Company Shareholders and at the time of the Company Shareholders Meeting, (i) will comply as to form in all material respects with the requirements of the Exchange Act and all other applicable Laws and (ii) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub or any of their respective directors, officers, employees, Affiliates, agents or other representatives specifically for inclusion or incorporation by reference in the Company Proxy Statement.

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(b)    None of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference in the Parent Circular will, on the date it is first mailed (including any amendment or supplement thereto) to the Parent Shareholders and at the time of the Parent Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
Section 3.11    Litigation. There are no Actions pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party or subject to, or in default under, any Order that would reasonably be expected to, individually or in the aggregate, (A) as of the date of this Agreement, prevent, materially delay or materially impair the ability of the Company to comply with its obligations under this Agreement or to consummate the Transactions or (B) have a Company Material Adverse Effect.
Section 3.12    Employee Compensation and Benefit Plans; ERISA.
(a)    As used herein, the term “Company Plan” shall mean (i) each “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”)) and (ii) each other equity or equity-based incentive, compensation, severance, employment, Company Stock Plan, change-in-control, retention, fringe benefit, bonus, incentive, savings, retirement, deferred compensation or other benefit plan, agreement, program, policy or Contract or arrangement, in each case whether or not subject to ERISA, under which any current or former employee, officer or director of the Company or any of its Subsidiaries has any present or future right to benefits and which, in either case, is entered into, contributed to, sponsored by or maintained by the Company or any of its Subsidiaries or under which the Company or any of its Subsidiaries has or could reasonably be expected to have any liability; provided, that, the term Company Plan shall not include (i) a “multiemployer plan”, as defined in Section 3(37) of ERISA, or (ii) any plan or program that is mandatory under applicable Law. Section 3.12(a) of the Company Disclosure Letter sets forth a true, complete and accurate list of each material Company Plan that is maintained in the United States. The Company has made available to Parent with respect to each material Company Plan that is maintained in the United States (in each case to the extent applicable): (A) a copy of the Company Plan document, including all currently effective amendments thereto, (B) the most recent summary plan description and all currently effective summaries of material modifications with respect to the Company Plan, (C) the most recently received IRS determination or opinion letter, (D) the related trust agreement or other funding instrument, (E) the most current actuarial report and (F) the most recent Form 5500 and attached schedules. Within thirty (30) days following the date of this Agreement, the Company shall have made available to Parent a list of each material Company Plan that is not maintained in the United States and with respect to each such Company Plan, a copy of the Company Plan document, including all currently effective amendments thereto.

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(b)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:
(i)    Each Company Plan (and each related trust, insurance Contract or fund) has been administered in accordance with its terms and is in compliance with all applicable Laws, including ERISA and the Code.
(ii)    Each Company Plan that is intended to be a qualified plan under Section 401(a) of the Code has received a favorable determination letter from the IRS or may rely upon a favorable opinion letter from the IRS as to its qualified status and, to the Knowledge of the Company, no event has occurred since the date of such determination or opinion that would reasonably be expected to adversely affect such determination or opinion.
(iii)    No condition exists that is reasonably likely to subject the Company or any of its Subsidiaries to any direct or indirect liability under Title IV of ERISA, whether actual or contingent.
(iv)    No Actions (other than routine claims for benefits in the ordinary course of business) are pending or, to the Knowledge of the Company, threatened with respect to any Company Plan or trust related thereto.
(c)    Section 3.12(c) of the Company Disclosure Letter contains a true, complete and accurate list of each Company Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) subject to the funding requirements of Title IV of ERISA.
(d)    (i) The consummation of the Transactions will not, alone or in combination with any other event, (A) entitle any Participant to any material payment or material benefit, other than with respect to any payments received pursuant to Section 2.1 of this Agreement solely in the Participant’s capacity as a Company Shareholder, or (B) (1) accelerate the time of any material payment under any Company Plan or (2) accelerate the vesting of, materially increase the amount of, trigger the funding of any material compensation or benefits under, or otherwise result in any material obligation with respect to, any Company Plan, (ii) no Participant is entitled to any gross-up, make-whole or other additional payment from the Company or any of its Affiliates in respect of any Tax imposed under Section 4999 or 409A of the Code and (iii) no amount paid or payable (whether in the form of cash, property or other benefits) by the Company or any of its Subsidiaries in connection with the transactions hereby, whether alone or together with any other events, will be an “excess parachute payment” within the meaning of Section 280G of the Code.
Section 3.13    Labor & Employment.
(a)    Section 3.13(a) of the Company Disclosure Letter sets forth a true, complete and accurate list of all material labor agreements, collective bargaining agreements or any other labor-related Contracts with any labor union, trade union or labor organization applicable to employees of the Company or any of its Subsidiaries

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(each such agreement or Contract, whether or not material, a “Collective Bargaining Agreement”). The Company has made available to Parent true and complete copies of any Collective Bargaining Agreements, including with respect to employees based outside the United States. Other than as required by applicable Law, no employees of the Company or any of its Subsidiaries are represented by any labor union, trade union or labor organization with respect to their employment with the Company or any of its Subsidiaries. Since December 1, 2016, no labor union, trade union, labor organization or group of employees of the Company or any of its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other Governmental Entity. To the Knowledge of the Company, there are no organizing activities with respect to any employees of the Company or any of its Subsidiaries. Since December 1, 2016, except, in each case, as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, there has been no actual or, to the Knowledge of the Company, threatened arbitrations, grievances, labor disputes, strikes, lockouts, slowdowns or work stoppages against or affecting the Company or any of its Subsidiaries.
(b)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries is engaged in, or since December 1, 2016 has engaged in, any unfair labor practice, as defined in the National Labor Relations Act or other applicable Law, (ii) there are not any unfair labor practice charges or complaints against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened, before the National Labor Relations Board, (iii) since December 1, 2016, neither the Company nor any of its Subsidiaries has received any written notice of intent by any Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation relating to the Company or any of its Subsidiaries and, to the Knowledge of the Company, no such investigation is in progress and (iv) since December 1, 2016, the Company has been in compliance with all Collective Bargaining Agreements and all applicable Laws relating to labor relations, employment and employment practices, occupational safety and health standards, terms and conditions of employment, payment of wages, classification of employees, immigration, visa, work status, pay equity and workers’ compensation.
(c)    Since December 1, 2016, neither the Company nor any of its Subsidiaries has (i) effectuated (A) a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”)) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries or (B) a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company or any of its Subsidiaries or (ii) been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local Law.

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Section 3.14    Properties.
(a)    Section 3.14(a) of the Company Disclosure Letter sets forth a true, complete and accurate list of the common address of each parcel of Owned Real Property. The Company or one of its Subsidiaries has good and marketable fee simple title (or its jurisdictional equivalent) to its Owned Real Property, in each case, free and clear of all Encumbrances except Permitted Encumbrances. The Company or one of its Subsidiaries has exclusive possession of each Owned Real Property, other than any use and occupancy rights granted to third-party owners, tenants or licensees pursuant to Contracts with respect to such real property entered in the ordinary course of business and disclosed on Section 3.14(a) of the Company Disclosure Letter.
(b)    Section 3.14(b) of the Company Disclosure Letter sets forth a true, complete and accurate list of the common address of each parcel of Leased Real Property and the lease, license, occupancy agreement or other similar Contract pursuant to which the Company or any of its Subsidiaries is granted the right to use and occupy such Leased Real Property (any such leases, licenses, occupancy agreements or other similar Contracts, the “Leases”). The Company or one of its Subsidiaries, as applicable, has, subject to the terms of the applicable Lease, valid leasehold interests in its Leased Real Property, free and clear of any Encumbrances except Permitted Encumbrances. With respect to each Lease (i) neither the Company nor any of its Subsidiaries is (and, to the Knowledge of the Company, no other party is) in material default thereunder, (ii) each Lease is in full force and effect, and is the valid, binding and enforceable obligation of the Company and its Subsidiaries, and to the Knowledge of the Company, of the other parties thereto, subject to the General Enforceability Exceptions, (iii) the Company and its Subsidiaries have performed, in all material respects, all obligations required to be performed by them to date under such Lease and are not (with or without the lapse of time or the giving of notice, or both) in material breach thereunder and (iv) neither the Company nor any of its Subsidiaries has received any written notice of termination with respect to, and, to the Knowledge of the Company, no party has threatened to terminate, any such Lease.
(c)    There are no pending or, to the Knowledge of the Company, threatened condemnation, eminent domain or rezoning proceedings or similar actions that affect any material portion of Owned Real Property or Leased Real Property. Neither the Company nor any of its Subsidiaries has granted or is obligated under any option, right of first offer, right of first refusal or other contractual right to purchase, acquire, sell or dispose of any material real property or any material portion thereof or material interest therein. Neither the Company nor any Company Subsidiary occupies and performs any manufacturing or other material operations on real property other than on the Owned Real Property or the Leased Real Property.
Section 3.15    Intellectual Property. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole:
(a)    The Company or one of its Subsidiaries owns all right, title and interest in, or has the right to use, pursuant to a license or otherwise, all Intellectual

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Property Rights required to (i) operate, or (ii) use in the development of the Company’s and its Subsidiaries’ businesses, as presently conducted, in each case, free and clear of all Encumbrances except Permitted Encumbrances (the “Company Intellectual Property”).
(b)    Section 3.15(b) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true, complete and accurate list of all material registrations and applications for Intellectual Property Rights owned by the Company or its Subsidiaries (collectively, “Company Registered Intellectual Property”). All of the Company Registered Intellectual Property is subsisting and has not expired or been cancelled, abandoned or otherwise terminated, except for expirations at the end of the applicable statutory term, and payment of all renewal and maintenance fees and expenses in respect thereof, and all required filings related thereto, have been duly made. To the Knowledge of the Company, all of the Company Registered Intellectual Property that has issued is valid and enforceable.
(c)    No issued patent or patent application included in the Company Registered Intellectual Property is currently involved in any interference, reissue, re-examination, inter partes review or other post-grant Action.
(d)    (A) There are no pending Actions, and since December 1, 2016, the Company has not received any written notice of any threatened Actions, alleging a violation, misappropriation or infringement of the Intellectual Property Rights of any other Person by the Company or its Subsidiaries except for any of the foregoing that have since been resolved, (B) there are no pending Actions or threats in writing received by the Company alleging that any Company Intellectual Property is invalid or unenforceable, (C) to the Knowledge of the Company, the operation of the Company’s and its Subsidiaries’ businesses as conducted since December 1, 2016 does not violate, misappropriate or infringe the Intellectual Property Rights of any other Person and (D) to the Knowledge of the Company, no other Person has violated, misappropriated or infringed any Intellectual Property Rights owned by the Company or any of its Subsidiaries.
(e)    The Company and its Subsidiaries have implemented commercially reasonable backup and disaster recovery technology processes, as well as a commercially reasonable business continuity plan.
(f)    The Company and its Subsidiaries have taken commercially reasonable steps to protect the confidentiality of the trade secrets and other confidential Company Intellectual Property that is material to the operation of the Company’s or its Subsidiaries’ businesses.
(g)    No Software developed by the Company or its Subsidiaries is subject to any obligation or condition under any license identified as an open source license by the Open Source Initiative (www.opensource.org) that conditions the distribution of such Software on (i) the disclosure, licensing or distribution of any source code for any portion of such software, (ii) the granting to licensees of the right to make

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derivative works or other modifications to such Software or (iii) redistribution of such Software at no license fee.
(h)    The Company and its Subsidiaries comply in all material respects with all applicable Laws relating to privacy and security of Personal Data (the “Privacy Laws”) gathered or accessed in the course of the operation of the Company and its Subsidiaries.
Section 3.16    Environmental Laws. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since December 1, 2016 (i) the Company and its Subsidiaries have complied with all applicable Environmental Laws, and have possessed and complied with all applicable Environmental Permits required under such Laws to operate the businesses of the Company and its Subsidiaries as currently operated, (ii) the Company has not received any written notification alleging that it is liable under or has violated, or any written request for information pursuant to, any applicable Environmental Law, (iii) there has been no release or threatened release into the environment of any Materials of Environmental Concern by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other Person, nor has there been any exposure of humans to any Materials of Environmental Concern, in each case that would reasonably be expected to form the basis of any Action against, or obligation to conduct or fund remedial activities on the part of, the Company or its Subsidiaries under Environmental Law, (iv) there are no Actions arising under Environmental Laws pending or, to the Knowledge of the Company, threatened against the Company and (v) none of the Company or its Subsidiaries has retained by Contract with any third party any liabilities or obligations that would reasonably be expected to form the basis of any Action under Environmental Law against the Company or its Subsidiaries.
Section 3.17    Taxes. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect:
(a)    The Company and each of its Subsidiaries has timely filed all Tax Returns that it was required to file and has timely paid all Taxes shown thereon as due and owing. All such Tax Returns were correct and complete (insofar as they relate to the Taxes shown thereon as due and owing) in all respects.
(b)    No audit or other proceeding with respect to any Taxes due from the Company or any of its Subsidiaries, or any Tax Return of the Company or any of its Subsidiaries, is pending or threatened in writing by any Governmental Entity. Each assessed deficiency resulting from any audit or examination relating to Taxes by any Governmental Entity has been timely paid and there is no assessed deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes due and owing by the Company or any of its Subsidiaries.
(c)    Neither the Company nor any of its Subsidiaries has agreed to any extension or waiver of the statute of limitations applicable to any Tax Return, or agreed

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to any extension of time with respect to a Tax assessment or deficiency, which period (after giving effect to such extension or waiver) has not yet expired.
(d)    Neither the Company nor any of its Subsidiaries is a party to any Tax allocation or Tax sharing agreement.
(e)    There are no Encumbrances for unpaid Taxes on the assets of the Company or any of its Subsidiaries, except Permitted Encumbrances.
(f)    Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code (other than a group the common parent of which is the Company) or (ii) has any liability for Taxes of any Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law).
Section 3.18    Opinion of Financial Advisor. Morgan Stanley & Co. LLC (the “Financial Advisor”) has delivered to the Company Board its written opinion, dated the date of this Agreement, that, as of such date, the Merger Consideration to be received by the Company Shareholders (other than shares held in treasury or held by Parent or any direct or indirect wholly owned Subsidiary of Parent or as to which dissenters' rights have been perfected) pursuant to this Agreement is fair from a financial point of view to the Company Shareholders. Promptly after the execution of this Agreement, the Company will furnish to Parent, solely for informational purposes, a true and complete copy of such written opinion.
Section 3.19    Brokers or Finders. Except for the Financial Advisor, no agent, broker, investment banker, financial advisor or other Person is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee or payment in connection with the Transactions based upon arrangements made by and on behalf of the Company or any of its Subsidiaries. The Company has made available to Parent true and complete copies of all agreements between the Company and the Financial Advisor relating to the Transactions.
Section 3.20    Insurance. Section 3.20 of the Company Disclosure Letter sets forth a true, complete and accurate list, and the Company has made available to Parent true and complete copies, of all material insurance policies owned, held by or applicable to the Company (or its assets or businesses) with policy periods in effect as of the date of this Agreement. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) all insurance policies of the Company and its Subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as the Company has reasonably determined to be prudent, taking into account the industries in which the Company and its Subsidiaries operate, and as is sufficient to comply with applicable Law, (b) neither the Company nor any of its Subsidiaries is in breach or default, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or

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modification of, any of such insurance policies and (c) to the Knowledge of the Company, no written notice of cancellation or termination, other than pursuant to the expiration of any such insurance policy in accordance with the terms thereof, has been received with respect to any such policy.
Section 3.21    Takeover Statutes; Organizational Documents. Assuming the representations and warranties in Section 4.4 are true and correct, no “fair price,” “moratorium,” “control share acquisition,” “supermajority,” “affiliate transactions,” “business combination” statute or regulation or other anti-takeover Law of the State of Ohio, including Sections 1701.831 and 1707.041 of the OGCL and Chapter 1704 of the OGCL (each, a “Takeover Statute”) is applicable to this Agreement or the Transactions. The Company Board has taken all actions within its authority to render all potentially applicable Takeover Statutes inapplicable to this Agreement and the Transactions. Neither the Company nor any of its Subsidiaries has in effect a “poison pill”, shareholder rights plan or other similar plan or agreement.
Section 3.22    No Other Representations or Warranties. Except for the representations and warranties made by the Company in this Article III or any certificate delivered pursuant to this Agreement, none of the Company, its Subsidiaries or any other Person on behalf of the Company makes any representations or warranties, whether express or implied, and all other representations and warranties are specifically disclaimed, including in respect of any information, documents, projections, forecasts or other material made available to Parent or Merger Sub in certain “data rooms” or management presentations or otherwise related to the Transactions.
ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Parent and Merger Sub, jointly and severally, represent and warrant to the Company as follows:
Section 4.1    Organization. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all requisite corporate or other organizational power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent owns, directly or indirectly, beneficially and of record all of the outstanding capital stock of Merger Sub free and clear of all Encumbrances. Neither Parent nor Merger Sub is in violation of its organizational or governing documents in any material respect.
Section 4.2    Authorization; Validity of Agreement; Necessary Action.

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(a)    (i) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to obtain and enter into the Financing, (ii) the execution, delivery and performance by Parent and Merger Sub of this Agreement, and the consummation by each of them of the Transactions and the Financing, have been duly and validly authorized by the board of directors of each of Parent (the “Parent Board”) and Merger Sub and by the sole stockholder of Merger Sub, and (iii) no other corporate action on the part of Parent or Merger Sub is necessary to authorize the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions and the Financing, except in the case of clauses (i), (ii) and (iii) that the consummation of the Merger and the Financing requires (x) the affirmative vote in favor of approval of the Parent Shareholder Resolutions by Parent Shareholders representing a simple majority of the votes represented in person or by proxy at the Parent Shareholders Meeting (the “Parent Shareholder Approval”), and (y) the affirmative vote in favor of approval of the increase in the borrowing restriction in the articles of association of Parent to £1,500,000,000 by Parent Shareholders representing a simple majority of the votes represented in person or by proxy at the Parent Shareholders Meeting (the “Parent Financing Approval”). This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due and valid authorization, execution and delivery of this Agreement by the Company, is a legal, valid and binding obligation of each of Parent and Merger Sub enforceable against each of them in accordance with its terms, subject to the General Enforceability Exceptions. The only votes of the Parent Shareholders necessary to approve this Agreement, the Transactions and the Financing and their consummation are the Parent Shareholder Approval and the Parent Financing Approval.
(b)    At a meeting duly called and held, the Parent Board has unanimously adopted resolutions (i) determining that the terms of this Agreement, the Transactions and the Financing will promote the success of Parent for the benefit of the Parent Shareholders as a whole, (ii) approving this Agreement, the Transactions and the Financing, (iii) directing that resolutions to approve (A) the Transactions for the purposes of Chapter 10 of the Listing Rules and (B) the increase in the borrowing restriction in the articles of association of Parent to £1,500,000,000 be submitted as soon as finalized in accordance with Section 6.1(c) to the Parent Shareholders for approval at the Parent Shareholders Meeting (such resolutions to approve the matters described in clauses (A) and (B), the “Parent Shareholder Resolutions”), (iv) that it will give a unanimous and unqualified recommendation to the Parent Shareholders to vote in favor of the Parent Shareholder Resolutions (the “Parent Recommendation”) and include the Parent Recommendation in the Parent Circular and (v) to release, immediately following the execution of this Agreement, an announcement in a form agreed by the parties as required by Listing Rule 10.5.1R(1) and referring to the Parent Recommendation, which resolutions set forth in clauses (i)–(v) have not (subject to Section 6.3(d)) been rescinded, modified, qualified or withdrawn in any way.

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Section 4.3    Consents and Approvals; No Violations.
(a)    The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and, subject to the receipt of the Parent Shareholder Approval and the Parent Financing Approval, the consummation by Parent and Merger Sub of the Transactions and the Financing do not and will not (i) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (vi) of subsection (b) of this Section have been obtained and all filings described in such clauses have been made, (A) conflict with or violate the respective certificate of incorporation or bylaws (or similar organizational documents) of Parent or Merger Sub or (B) conflict with or violate any Law or Order applicable to Parent or Merger Sub or by which either of them or any of their respective properties are bound or (ii) result in any breach or violation of or constitute a default (or an event that with notice or lapse of time or both would constitute a default) or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any Contract to which Parent or Merger Sub is a party or by which Parent or Merger Sub or its or any of their respective properties are bound, except, in the case of clauses (i)(B) and (ii), for any such breach, violation, default, loss, right, termination, cancellation, amendment, acceleration or other occurrence that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(b)    The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions and the Financing do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) the applicable requirements, if any, of the Exchange Act, HSR Act, and state securities, takeover and “blue sky” Laws, (ii) the applicable requirements of NYSE, (iii) the filing with the Secretary of State of the State of Ohio of the Certificate of Merger as required by the OGCL, (iv) the filing with, and the approval by, the FCA of the Parent Circular, (v) the applicable requirements of the Foreign Antitrust Laws, and (vi) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 4.4    Ownership of Company Common Stock. As of the date of this Agreement, none of Parent, Merger Sub or their respective Affiliates owns (directly or indirectly, beneficially or of record) any shares of Company Common Stock and none of Parent, Merger Sub or their respective Affiliates hold any rights to acquire or vote any shares of Company Common Stock except pursuant to this Agreement. None of Parent, Merger Sub or any of their “affiliates” or “associates” is or has been within the past three years, an “interested shareholder” of the Company, as those terms are defined in Section 1704.01 of the OGCL.
Section 4.5    Disclosure Documents.
(a)    The shareholder circular relating to, and containing a notice covering, the Parent Shareholders Meeting (such circular, as amended or

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supplemented from time to time, the “Parent Circular”), on the date it is first mailed (including any amendment or supplement thereto) to the Parent Shareholders and at the time of the Parent Shareholders Meeting, (i) will comply in all material respects with the Listing Rules and all other applicable Laws and (ii) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that no representation or warranty is made by Parent with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company or any of its directors, officers, employees, Affiliates, agents or other representatives specifically for inclusion or incorporation by reference in the Parent Circular.
(a)    None of the information supplied or to be supplied by Parent or Merger Sub specifically for inclusion or incorporation by reference in the Company Proxy Statement will, on the date it is first mailed (including any amendment or supplement thereto) to the Company Shareholders and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
Section 4.6    Financing.
(a)    Parent (subject only to Closing, the Parent Financing Approval and the conditions expressly set forth in the Financing Agreements) will have at the Closing sufficient funds available to it under the Financing Agreements to pay, when required by this Agreement, all amounts payable by it or any of its Affiliates under or as contemplated by this Agreement, including payment of the Merger Consideration together with any fees and expenses to be borne by Parent in accordance with this Agreement (collectively, the “Required Amount”). The financing under the Financing Agreements to finance the Required Amount is collectively referred to in this Agreement as the “Financing”.
(b)    Parent has, prior to the execution of this Agreement, delivered to the Company true and complete copies of the Financing Agreements (redacted (i) for the pricing terms and (ii) as necessary to address reasonable confidentiality concerns but only to the extent that any such redaction under this clause (ii) is not directly or indirectly in respect of any provision that relates to the conditionality of the Financing or the terms on which the Financing will be made available or can be obtained or drawn down), pursuant to which Parent will have, subject only to the Closing, the Parent Financing Approval and the conditions expressly set forth in the Financing Agreements, sufficient funds to pay, when required by this Agreement, the Required Amount.
(c)    As of the date hereof, the Financing Agreements are in full force and effect and constitute legal, valid and binding obligations of Parent or its Affiliates,

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and to the Knowledge of Parent, the other parties thereto, in each case subject to the Parent Financing Approval and General Enforceability Exceptions.
(d)    As of the date hereof, the Financing Agreements in the form delivered to the Company have not been (i) amended or modified (A) in a manner that would reduce the aggregate amount of the Financing set forth in the Financing Agreements below the Required Amount or (B) in a manner otherwise likely to prevent, delay or impair the Closing or the date on which the Financing would otherwise be obtained or (ii) withdrawn, terminated or rescinded in any respect.
(e)    There are no conditions to Parent’s or any of its Affiliates’ ability to borrow under the Financing Agreements and to pay when required the Required Amount, other than (i) the conditions to the Merger set forth in Article VII, (ii) the Parent Financing Approval and (iii) the conditions expressly set forth in the Financing Agreements.
(f)    As of the date hereof, each warranty, representation, covenant and obligation of Parent or any of its Affiliates made, given or undertaken in or pursuant to the Financing Agreements, the breach of or non-compliance with which would limit or prevent the borrowing of funds to finance the payment of the Required Amount under the Financing Agreements and the use of such portion thereof as may be required by Parent to enable it to consummate the Closing and to perform its other obligations under this Agreement, has not been breached.
(g)    As of the date of this Agreement, Parent has no reason to believe that it or any of its Affiliates will be unable to satisfy on a timely basis any warranty, covenant or obligation prior to or on Closing to be satisfied by Parent or its Affiliates contained in the Financing Agreements, the non-satisfaction of which would limit, delay or prevent the borrowing of funds under the Financing Agreements to finance the Required Amount.
Section 4.7    No Prior Activities. Merger Sub has been formed solely for the purpose of engaging in the Transactions and the Financing and, prior to the Effective Time, will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein (including the Financing) and matters ancillary thereto. As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, no par value per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and immediately prior to the Effective Time will be, owned directly or indirectly by Parent.
Section 4.8    Litigation. There are no Actions pending or, to the Knowledge of Parent, threatened against Parent or Merger Sub that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor Merger Sub is a party or subject to, or in default under, any Order that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

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Section 4.9    Absence of Arrangements with Management. Other than this Agreement, as of the date hereof, there are no Contracts between Parent, Merger Sub or any of their Subsidiaries or other Affiliates, on the one hand, and any member of the Company’s (or its Subsidiaries’) management or of the Company Board (or any board of directors or equivalent managerial body of its Subsidiaries), on the other hand, relating to such individual’s investment, participation, employment, consulting or other similar relationships with Parent, Merger Sub or any of their Subsidiaries or Affiliates (including the Surviving Corporation and its Subsidiaries following the Effective Time).
Section 4.10    Brokers or Finders. Except for Barclays Bank PLC and The Valence Group, no agent, broker, investment banker, financial advisor or other Person is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee or payment in connection with the Transactions based upon arrangements made by and on behalf of Parent, Merger Sub or any Subsidiary or Affiliate thereof.
Section 4.11    Absence of Parent Takeover Proposals. As of the date of this Agreement, none of Parent, any of its Subsidiaries or any of their respective officers, directors, employees or Representatives: (a) is engaged in or otherwise participating in any discussions or negotiations regarding a Parent Takeover Proposal or (b) is party to a currently effective confidentiality agreement with respect to a Parent Takeover Proposal.
Section 4.12    Disclaimer of Warranties. Each of Parent and Merger Sub represents and warrants that it (a) has had an opportunity to discuss the business of the Company and its Subsidiaries with the management of the Company, (b) has had reasonable access to the books and records of the Company and its Subsidiaries and the electronic data room maintained by the Company for purposes of the Transactions, (c) has been afforded the opportunity to ask questions of and receive answers from officers and other key employees of the Company, and (d) has conducted its own independent investigation of the Company and its Subsidiaries, their respective businesses and the Transactions. Without limiting the foregoing, in connection with any investigation by Parent and Merger Sub of the Company and its Subsidiaries, Parent and Merger Sub have received or may receive from the Company and/or its Affiliates and/or other Persons on behalf of the Company certain projections, forward-looking statements and other forecasts and certain business plan information in written or verbal communications. Parent and Merger Sub acknowledge and agree that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Parent and Merger Sub are familiar with such uncertainties, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or plans). Parent and Merger Sub acknowledge and agree that except for the representations and warranties made by the Company in Article III, none of the Company, its Subsidiaries or any other Person has made any express or implied representation or warranty with respect to the Company or any of its Subsidiaries, including with respect to such estimates, projections, forecasts or plans (including the reasonableness of the assumptions underlying such estimates,

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projections, forecasts or plans). Each of Parent and Merger Sub represent and warrant that it has not relied on any representation, warranty or other statement by any Person on behalf of the Company or any of its Subsidiaries, other than the representations and warranties of the Company expressly contained in Article III, and that all other representations and warranties are specifically disclaimed.
Section 4.13    No Other Representations or Warranties. Except for the representations and warranties made by Parent and Merger Sub in this Article IV or any certificate delivered pursuant to this Agreement, none of Parent, Merger Sub, their respective Subsidiaries or any other Person on behalf of Parent or Merger Sub makes any representations or warranties, whether express or implied, and all other representations and warranties are specifically disclaimed, including in respect of any information made available to the Company related to the Transactions.
ARTICLE V

COVENANTS
Section 5.1    Interim Operations of the Company.
(a)    From the date of this Agreement and until the Effective Time or the earlier termination of this Agreement in accordance with Article VIII, except (i) as contemplated by this Agreement, (ii) as set forth on Section 5.1 of the Company Disclosure Letter, (iii) as required by any Material Contract or under applicable Law or (iv) as consented to in writing by Parent after the date of this Agreement and prior to the Effective Time, which consent shall not be unreasonably withheld, conditioned or delayed, the Company will, and will cause its Subsidiaries to, conduct their businesses in the ordinary course of business in all material respects and, to the extent consistent with past practice, use commercially reasonable efforts to preserve intact its business organization and relationships with suppliers, customers, licensors, licensees, distributors, employees and Governmental Entities.
(b)    From the date of this Agreement and until the Effective Time or the earlier termination of this Agreement in accordance with Article VIII, except (i) as contemplated by this Agreement, (ii) as set forth on Section 5.1 of the Company Disclosure Letter, (iii) as required by any Material Contract or under applicable Law or (iv) as consented to in writing by Parent after the date of this Agreement and prior to the Effective Time, which consent, other than for purposes of clauses (i), (ii) and (iv) (to the extent any equity or equity-based awards are involved), shall not be unreasonably withheld, conditioned or delayed, the Company will not, and will not permit any of its Subsidiaries to:
(i)    in the case of the Company, amend its Articles of Incorporation or Code of Regulations, and in the case of the Company’s Subsidiaries, amend their certificates of incorporation, bylaws or other comparable charter or organizational documents;

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(ii)    (A) other than dividends or distributions made by a Subsidiary of the Company to the Company or another such Subsidiary, declare, set aside or pay any dividend or other distribution, whether payable in cash, stock or other property, with respect to its capital stock or other Rights, (B) issue, sell, transfer, pledge, dispose of or encumber or agree to issue, sell, transfer, pledge, dispose of or encumber (other than Permitted Encumbrances) any additional shares of capital stock or other Rights of the Company or any of its Subsidiaries, other than in respect of the shares of the Company’s capital stock reserved for issuance and issued pursuant to the awards under the Company Stock Plans or in respect of account balances under the Deferred Compensation Plans, in each case to the extent such awards or account balances are outstanding or accrued, as applicable, as of the date hereof, (C) split, combine, subdivide or reclassify the Shares or any other capital stock or Rights of the Company or any of the Subsidiaries of the Company or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution therefor or (D) redeem, purchase or otherwise acquire, directly or indirectly, any capital stock or other Rights of the Company or any of its Subsidiaries, except, in the case of each of clauses (C) through (D), as required by any Company Plan, Company Stock Plan or any outstanding awards issued thereunder, in each case, as such plans and awards are in effect on the date hereof;
(iii)    hire or terminate or enter into any agreements to hire or terminate (other than for cause) any employee of the Company or any of its Subsidiaries with an annual base salary or wage rate in excess of $170,000;
(iv)    except as required under the terms of any Company Plan as in effect on the date hereof or applicable Law, (A) materially increase the compensation or benefits of any current or former employee, officer or director, including any increase in severance, change in control, retention or termination pay, (B) enter into, establish, amend or terminate any material Company Plan, (C) take any action to accelerate the time of payment, vesting or funding of, or to fund or secure the payment of, any material compensation or material benefits under any Company Plan or (D) change any actuarial or other assumption used to calculate funding obligations with respect to any Company Plan or change the manner in which contributions to any such plan are made or the basis on which such contributions are determined;
(v)    enter into or materially amend any Collective Bargaining Agreement, except as required by any applicable Law or any Collective Bargaining Agreement as in effect on the date hereof;
(vi)    incur, redeem, repurchase, prepay, defease, guarantee, assume or otherwise become liable for, or modify in any material respect the terms of, any Indebtedness, except for (A) incurrences of additional Indebtedness under the Company’s existing credit facilities in the ordinary course of business consistent with past practice in an amount not to exceed (1) $45,000,000 in the aggregate through December 31, 2019 and (2) an

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additional $30,000,000 in the aggregate from January 1, 2020 through the Outside Date, (B) incurrences of guarantees by the Company or any of its Subsidiaries of Indebtedness of the Company or any other such Subsidiary, which Indebtedness is incurred in compliance with this Section 5.1(b)(vi), (C) incurrences of Indebtedness of the Company or any of its Subsidiaries to the Company or any such Subsidiary in the ordinary course of business consistent with past practice, (D) incurrences of interest rate swaps, foreign exchange or commodity agreements and other similar hedging arrangements in the ordinary course of business for purposes of offsetting bona fide exposures or (E) redemptions, repurchases, prepayments or defeasances of Indebtedness of the Company or any of its Subsidiaries by the Company or any such Subsidiary in the ordinary course of business;
(vii)    make any loans, advances or capital contributions to, or investments in (including by purchase of stock or securities, property transfers or purchase of property or assets of any Person or otherwise) any other Person, other than (A) to or in the Company or any of its Subsidiaries or (B) pursuant to any acquisition not in violation of clause (xi), and other than extensions of trade credit and advances of expenses to employees, in each case in the ordinary course of business consistent with past practice;
(viii)    make or authorize capital expenditures, except as set forth in Schedule 5.1(b)(viii) of the Company Disclosure Letter;
(ix)    discharge, settle, satisfy or commence any Actions, other than Actions for amounts, individually or in the aggregate, not to exceed $1,500,000 (in excess of third party insurance), in each case, that do not impose any material ongoing obligation or limitations upon the Company or any of its Subsidiaries;
(x)    change any of the accounting methods, principles or practices used by it unless required by a change in GAAP or applicable Law;
(xi)    (A) authorize, recommend, propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, business combination, restructuring, recapitalization or other reorganization (other than this Agreement or otherwise in connection with the Transactions), (B) acquire, by merging or consolidating with, by purchasing a substantial equity interest in or portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof, (C) except between or among the Company and any of its Subsidiaries, acquire, transfer, lease, license, sell, mortgage, pledge, dispose of or subject to any other Encumbrance (other than Permitted Encumbrances) any assets if the amount of consideration paid, transferred or received by the Company would exceed $1,000,000 individually for any transaction or $5,000,000 in the aggregate for all such transactions, other than, in the case of this clause (C), acquisitions of raw materials and inventory, sales of inventory and grants of non-

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exclusive licenses of, or covenants with respect to, Intellectual Property Rights, in each case, in the ordinary course of business, or (D) except in the ordinary course of business pursuant to periodic reviews of the portfolio of Company Registered Intellectual Property, abandon, cancel, disclaim, permit to lapse or fail to renew or maintain any Company Registered Intellectual Property, or diligently pursue applications for any Company Registered Intellectual Property;
(xii)    (A) rescind or change any material Tax election or settle or compromise any material Tax liability, (B) change its taxable year, (C) change any material method of accounting for Tax purposes, (D) file any material amended Tax Return, (E) extend or waive the application of any statute of limitations regarding the assessment or collection of any material Tax, (F) enter into any Tax indemnification, sharing, allocation, reimbursement or similar agreement, arrangement or understanding or (G) surrender any right to claim any material Tax refund, except, in each case, as required by applicable Law;
(xiii)    (A) terminate, cancel or waive any material rights under any Material Contract or Lease, (B) materially amend or modify any Material Contract or Lease or (C) enter into any Contract that would have been a Material Contract or Lease if entered into prior to the date hereof, provided, that for purposes clauses (B) and (C) of this Section 5.1(b)(xiii), “Material Contract” shall mean only those categories of Contracts described in clauses (i), (ii), (iii), (iv), (vii), (viii) and (ix) of Section 3.9(a);
(xiv)    except in the ordinary course of business, terminate, cancel or modify in any material respect any material insurance policy (excluding any insurance policy that is, or relates to, a Company Plan); or
(xv)    agree to take or make any commitment to take any of the actions described in the foregoing clauses (i)-(xiv).
Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company is entitled to exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.
Section 5.2    Acquisition Proposals.
(a)    Except as permitted by this Section 5.2, the Company shall not, and shall cause each of its Subsidiaries and their respective officers, directors and employees, and shall use reasonable best efforts to cause each of its consultants, agents, financial advisors, investment bankers, attorneys, accountants and other representatives (collectively, “Representatives”) not to, from the date hereof until the Effective Time or the earlier termination of this Agreement in accordance with Article VIII, (i) directly or indirectly, solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information) the making of any proposal or offer that

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constitutes, or would reasonably be expected to lead to, a Company Takeover Proposal, (ii) engage in or otherwise participate in any discussions or negotiations regarding, or furnish to any Person (other than Parent or Merger Sub or their respective Representatives) any non-public information in connection with or for the purpose of encouraging or facilitating, a Company Takeover Proposal or (iii) enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement with respect to a Company Takeover Proposal (other than an Acceptable Confidentiality Agreement as permitted by Section 5.2(b)) (each, a “Company Acquisition Agreement”). Upon execution of this Agreement, the Company shall, and shall cause its Subsidiaries and its and their respective Representatives to, (A) immediately cease and cause to be terminated all discussions or negotiations with any Person conducted prior to the date of this Agreement with respect to a Company Takeover Proposal or any inquiry or proposal that would reasonably be expected to result in or lead to a Company Takeover Proposal, (B) promptly request each Person, if any, that has executed a confidentiality agreement in respect of a Company Takeover Proposal to return or destroy all information heretofore furnished to such Person or its Representatives by or on behalf of the Company or any of its Subsidiaries and (C) promptly terminate all physical and electronic data room access previously granted to any such Person or its Representatives. From the date of this Agreement until the Effective Time, the Company shall not terminate, amend, modify or waive any provision of any “standstill” or similar agreement to which the Company or any of its Subsidiaries is a party and shall enforce the provisions of any such agreement; provided that the Company shall be permitted to fail to enforce any provision of any “standstill” or similar obligation of any Person to permit such Person to make a Company Takeover Proposal confidentially to the Company Board if the Company Board or any duly constituted and authorized committee thereof determines in good faith, after consultation with its financial advisor and outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law.
(b)    Notwithstanding anything to the contrary contained in Section 5.2(a) or any other provisions of this Agreement, if at any time on or after the date hereof and prior to obtaining the Company Shareholder Approval the Company or any of its Representatives receives a bona fide written Company Takeover Proposal from any Person or group of Persons that did not result from a breach of Section 5.2, (i) the Company and its Representatives may contact such Person or group of Persons to clarify the terms and conditions thereof and (ii) if the Company Board or any duly constituted and authorized committee thereof determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Company Takeover Proposal constitutes or could reasonably be expected to lead to a Company Superior Proposal and that the failure to do so would be inconsistent with the directors’ fiduciary duties under applicable Law, then the Company and its Representatives may (A) furnish, pursuant to a confidentiality agreement between the Company and such Person with provisions on terms that, taken as a whole, are not less restrictive to such Person than the provisions of the Confidentiality Agreement (it being understood that such confidentiality agreement need not include any “standstill” or similar provision) (each, an “Acceptable Confidentiality Agreement”), information (including material non-public information) with respect to the Company and its Subsidiaries to the Person or

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group of Persons who has made such Company Takeover Proposal (and to the extent that material non-public information has not been furnished to Parent and is furnished to such Person or Persons, the Company will concurrently provide to Parent such material non-public information) and (B) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Company Takeover Proposal.
(c)    The Company shall promptly (and, in any event, within 48 hours) notify Parent if any proposals or offers with respect to, or that would reasonably be expected to lead to, a Company Takeover Proposal are received by the Company or any of its Representatives, and shall include with such notice, the name of such Person and the material terms and conditions of such proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including draft agreements) and thereafter shall keep Parent reasonably informed, on a reasonably current basis (but in no event more than once every 48 hours), of the status and terms of any such proposals or offers (including any amendments thereto and any draft agreements) and any related discussions or negotiations. The Company agrees that the Company and its Subsidiaries will not enter into any Acceptable Confidentiality Agreement with any Person subsequent to the date hereof that prohibits the Company from providing any information to Parent as required by this Section 5.2.
(d)    Except as expressly permitted by this Section 5.2(d) or by Section 5.2(e), neither the Company, the Company Board nor any committee thereof shall (i) (A) fail to include the Company Recommendation in the Company Proxy Statement, (B) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, the Company Recommendation, (C) make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer or a customary “stop, look and listen” communication (it being understood that the Company Board may refrain from taking a position with respect to a Company Takeover Proposal until the close of business as of the tenth Business Day after the commencement of a tender offer in connection with such Company Takeover Proposal pursuant to Rule 14d-9(f) under the Exchange Act without such action being considered a Company Recommendation Change) or (D) approve or recommend, or publicly propose to approve or recommend to the Company Shareholders, a Company Takeover Proposal (the actions described in this clause (i) being referred to as a “Company Recommendation Change”) or (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any Company Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Company Shareholder Approval is obtained, the Company Board or any duly constituted and authorized committee thereof may, in response to a Company Takeover Proposal, either (1) make a Company Recommendation Change or (2) cause the Company to enter into a Company Acquisition Agreement providing for a Superior Proposal and concurrently terminate this Agreement pursuant to Section 8.1(c) if, in the case of clause (1) or (2), the Company Board or any duly constituted and authorized committee thereof has determined in good faith, after consultation with its financial advisor and outside legal counsel, that (1) the failure to do so would be inconsistent with

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the directors’ fiduciary duties under applicable Law and (2) such Company Takeover Proposal constitutes a Company Superior Proposal; provided, however, that prior to taking such action, (w) the Company has provided Parent a copy of such Company Takeover Proposal and has given Parent at least four Business Days’ prior written notice of its intention to take such action, (x) if Parent requests, the Company has negotiated, and has directed its Representatives to negotiate, in good faith with Parent during such notice period to enable Parent to propose in writing an offer binding on Parent to effect revisions to the terms of this Agreement such that it would cause such Company Superior Proposal to no longer constitute a Company Superior Proposal, (y) following the end of such notice period, the Company Board or any duly constituted and authorized committee thereof shall have considered in good faith Parent’s binding offer, and shall have determined that the Company Superior Proposal continues to constitute a Company Superior Proposal if the revisions proposed in Parent’s binding offer were to be given effect and the failure to make such determination would be inconsistent with the directors’ fiduciary duties under applicable Law and (z) in the event of any material change to the material terms of such Company Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (w) above and the notice period shall have recommenced, except that the notice period shall be at least two Business Days (rather than the four Business Days otherwise contemplated by clause (w) above).
(e)    Notwithstanding anything to the contrary herein, prior to the time the Company Shareholder Approval is obtained, the Company Board or any duly constituted and authorized committee thereof may make a Company Recommendation Change if the Company Board or such committee has determined in good faith, after consultation with its financial advisor and outside legal counsel, that, as a result of a Company Intervening Event, the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that such action shall not be in response to a Company Takeover Proposal (which is governed by Section 5.2(d)) and prior to taking such action, (i) the Company Board has given Parent at least four Business Days’ prior written notice of its intention to take such action and a description of the reasons for the Company Recommendation Change, (ii) if Parent requests, the Company has negotiated, and has directed its Representatives to negotiate, in good faith with Parent during such notice period to enable Parent to propose in writing an offer binding on Parent to effect revisions to the terms of this Agreement in such a manner that would obviate the need for making such Company Recommendation Change, (iii) following the end of such notice period, the Company Board or any duly constituted and authorized committee thereof shall have considered in good faith such binding offer, and shall have determined in good faith, after consultation with its financial advisor and outside legal counsel, that failure to effect a Company Recommendation Change would be inconsistent with the directors’ fiduciary duties under applicable Law and (iv) in the event of any material developments with respect to such Company Intervening Event, the Company shall have delivered to Parent an additional notice consistent with that described in clause (i) above and the notice period shall have recommenced.

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(f)    Nothing contained in this Section 5.2 or in Section 6.7 shall prohibit the Company or the Company Board from taking and disclosing to the Company Shareholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act after the commencement of a tender offer or from making any other disclosure to the Company Shareholders if, in the Company Board’s determination in good faith after consultation with its outside legal counsel, the failure so to disclose would be inconsistent with its obligations under applicable Law; provided, however, that (i) notwithstanding anything herein to the contrary, a “stop, look and listen” disclosure in and of itself shall not be considered a Company Recommendation Change, and (ii) in no event shall the Company Board or any duly constituted and authorized committee thereof make a Company Recommendation Change except in accordance with Section 5.2(d) or Section 5.2(e). Nothing contained in this Section 5.2 shall be deemed to limit the last sentence of Section 6.7.
ARTICLE VI

ADDITIONAL AGREEMENTS
Section 6.1    Preparation of Company Proxy Statement; Preparation of Parent Circular.
(a)    As promptly as reasonably practicable following the date of this Agreement, the Company shall prepare and file with the SEC, in preliminary form, the Company Proxy Statement and the Company shall cause the Company Proxy Statement to comply as to form and substance in all material respects with the requirements of applicable Law. The Company shall supply all such information, give all such undertakings, execute all such documents, pay all such fees and do or procure to be done all such things as may be necessary or required by the SEC for the purposes of obtaining such approval. The Company will use reasonable best efforts to cause the Company Proxy Statement to be disseminated to Company Shareholders as promptly as reasonably practicable after the Company Proxy Statement is cleared by the SEC. Subject to Section 5.2, the Company Proxy Statement will contain the Company Recommendation and the Company shall use reasonable best efforts to obtain the Company Shareholder Approval.
(b)    Parent and Merger Sub will cooperate to the extent reasonably required by the Company in the preparation of the Company Proxy Statement and will provide for inclusion or incorporation by reference in the Company Proxy Statement all required information relating to Parent or its Affiliates. Parent and its counsel shall be given the reasonable opportunity to review and comment on the Company Proxy Statement and any amendments or supplements thereto (in each case before it is filed with the SEC), including any documents to be sent to Company Shareholders for the purposes of adjourning the Company Shareholders Meeting, and the Company will consider in good faith any reasonable comments made by, or reasonable requests of, Parent and its counsel. The Company will provide Parent and its counsel (i) any comments or other communications, whether written or oral, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the

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Company Proxy Statement promptly after the receipt of such comments or other communications and (ii) the opportunity to review and comment on the Company’s proposed responses thereto. The Company will respond as promptly as reasonably practicable to any such comments from the SEC or its staff. The Company shall promptly advise Parent upon becoming aware of (A) the time when the Company Proxy Statement has been cleared by the SEC or any supplement or amendment has been filed or (B) any comments, responses or requests from the SEC relating to the Company Proxy Statement.
(c)    As promptly as reasonably practicable following the date of this Agreement, Parent shall prepare and file with the FCA for its approval a draft copy of the Parent Circular, and Parent shall cause the Parent Circular to comply as to form and substance in all material respects with the requirements of applicable Law. Parent shall supply all such information, give all such undertakings, execute all such documents, pay all such fees and do or procure to be done all such things as may be necessary or required by the FCA for the purposes of obtaining such approval. Parent will use reasonable best efforts to cause the Parent Circular to be finalized and approved by the FCA as soon as reasonably practicable following the date of this Agreement, and as soon as reasonably practicable (and in any event no later than three Business Days following such approval), disseminate the Parent Circular to the Parent Shareholders. Subject to Section 6.3(d), the Parent Circular will contain the Parent Recommendation and Parent shall use reasonable best efforts to obtain the Parent Shareholder Approval and the Parent Financing Approval. Parent will use its reasonable best efforts to solicit proxies in favor of the Parent Shareholder Resolutions.
(d)    The Company will cooperate to the extent reasonably required by Parent and Merger Sub in the preparation of the Parent Circular and the Parent Prospectus and will provide for inclusion or incorporation by reference in the Parent Circular and the Parent Prospectus all reasonably required information relating to the Company or its Affiliates. The Company and its counsel shall be given the reasonable opportunity to review and comment on the Parent Circular and the Parent Prospectus and any amendments or supplements thereto (in each case before it is filed with the FCA and/or before it is published), including any documents to be sent to Parent Shareholders for the purposes of adjourning the Parent Shareholders Meeting, and Parent will consider in good faith any reasonable comments made by, or reasonable requests of, the Company and its counsel. Parent will provide the Company and its counsel (i) any comments or other communications, whether written or oral, that Parent or its counsel may receive from time to time from the FCA or its staff with respect to the Parent Circular or the Parent Prospectus, as the case may be, promptly after the receipt of such comments or other communications and (ii) the opportunity to review and comment on Parent’s proposed responses thereto. Parent will respond as promptly as reasonably practicable to any such comments from the FCA or its staff. Parent shall promptly advise the Company upon becoming aware of (A) the time when the Parent Circular or the Parent Prospectus, as the case may be, has been approved by the FCA or any supplement or amendment has been filed or (B) any comments, responses or requests from the FCA relating to the Parent Circular or the Parent Prospectus, as the case may be.

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(e)    Each of the Company, Parent and Merger Sub agrees to, as promptly as reasonably practicable, (i) correct any information provided by it specifically for use in the Company Proxy Statement, the Parent Circular and the Parent Prospectus if and to the extent that such information shall have become false or misleading in any material respect and (ii) supplement the information provided by it specifically for use in the Company Proxy Statement, the Parent Circular and the Parent Prospectus to include any information that shall become necessary in order to make the statements in the Company Proxy Statement, Parent Circular and the Parent Prospectus, as applicable, in light of the circumstances under which they were made, not misleading. The Company further agrees to cause the Company Proxy Statement as so corrected or supplemented promptly to be filed with the SEC and to be disseminated to the Company Shareholders, in each case as and to the extent required by applicable Law. Parent further agrees to cause the Parent Circular and the Parent Prospectus each as so corrected or supplemented promptly to be filed with the FCA and to be disseminated to the Parent Shareholders, in each case as and to the extent required by applicable Law.
Section 6.2    Company Shareholders Meeting; Parent Shareholders Meeting.
(a)    Subject to Section 5.2, the Company shall, as soon as reasonably practicable following the SEC’s clearance of the Company Proxy Statement, take all actions in accordance with applicable Law, its constituent documents and the rules of NYSE to duly call, give notice of, convene and hold a meeting of the Company Shareholders for the purposes of considering and taking action upon the adoption of this Agreement and upon such other matters as may come before such meeting (including any adjournment or postponement thereof, the “Company Shareholders Meeting”). The Company in its sole discretion after consultation with Parent may adjourn or postpone the Company Shareholders Meeting only (i) to the extent necessary to ensure that any required supplement or amendment to the Company Proxy Statement is provided to the Company Shareholders within a reasonable amount of time in advance of the Company Shareholders Meeting, (ii) if, as of the time for which the Company Shareholders Meeting is originally scheduled (as set forth in the Company Proxy Statement), there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders Meeting or (iii) for a single period not to exceed ten Business Days to solicit additional proxies if necessary to obtain the Company Shareholder Approval.
(b)    Parent shall vote, or cause to be voted, all of the Shares then beneficially owned by it, Merger Sub or any of its other Subsidiaries and Affiliates in favor of the adoption of this Agreement.
(c)    Parent shall, as soon as reasonably practicable following the FCA’s approval of the Parent Circular, take all actions in accordance with applicable Law, its constituent documents and the rules of the FCA to duly call, give notice of, convene and hold the Parent Shareholders Meeting and the vote on the Parent Shareholder Resolutions, which shall be conducted by way of a poll unless the Company agrees in writing otherwise. Parent in its sole discretion after consultation with the Company may

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adjourn or postpone the Parent Shareholders Meeting only (i) to the extent necessary to ensure that any required supplement or amendment to the Parent Circular is provided to the Parent Shareholders within a reasonable amount of time in advance of the Parent Shareholders Meeting, or (ii) for a single period not to exceed ten Business Days to solicit additional proxies if necessary to obtain the Parent Shareholder Approval and the Parent Financing Approval.
(d)    Parent shall keep the Company reasonably informed of progress, and provide any updates reasonably requested by the Company, with regard to the delivery and status of forms of proxy by Parent Shareholders in respect of the Parent Shareholder Resolutions. Parent shall promptly notify the Company in the event it becomes aware of any breach or proposed breach by a Parent Shareholder of any irrevocable undertaking or other voting commitment given by it in respect of the Parent Shareholder Resolutions and will use any power of attorney granted in any such undertaking or other voting commitment in consultation and in accordance with the instructions of the Company.
(e)    The Parent Shareholders meeting shall be convened to take place on a date which is no more than 17 days after the date on which the Parent Circular is first disseminated to the Parent Shareholders.
Section 6.3    Parent Recommendation Change.
(a)    Except as permitted by this Section 6.3, Parent shall not, and shall cause each of its Subsidiaries and their respective officers, directors and employees, and shall use reasonable best efforts to cause each of its Representatives not to, from the date hereof until the Effective Time or the earlier termination of this Agreement in accordance with Article VIII, (i) directly or indirectly, solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information) the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Parent Takeover Proposal, (ii) engage in or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non-public information in connection with or for the purpose of encouraging or facilitating, a Parent Takeover Proposal or (iii) enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement with respect to a Parent Takeover Proposal.
(b)    Notwithstanding anything to the contrary contained in Section 6.3(a) or any other provisions of this Agreement, if at any time on or after the date hereof and prior to obtaining the Parent Shareholder Approval, Parent or any of its Representatives receives a bona fide written Parent Takeover Proposal from any Person or group of Persons that did not result from a breach of Section 6.3(a), (i) Parent and its Representatives may contact such Person or group of Persons to clarify the terms and conditions thereof and (ii) if the Parent Board or any duly constituted and authorized committee thereof determines in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to do so would be inconsistent with the directors’ fiduciary duties under applicable Law and its duties under Section 172 of the

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UK Companies Act, then Parent and its Representatives may (A) furnish information (including material non-public information) with respect to Parent and its Subsidiaries to the Person or group of Persons who has made such Parent Takeover Proposal and (B) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Parent Takeover Proposal.
(c)    Parent shall promptly (and, in any event, within 48 hours) notify the Company if any proposals or offers with respect to, or that would reasonably be expected to lead to, a Parent Takeover Proposal are received by Parent or any of its Representatives and shall include with such notice, the name of such Person and the material terms and conditions of such proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including draft agreements) and thereafter shall keep the Company reasonably informed, on a reasonably current basis (but in no event more than once every 48 hours), of the status and terms of any such proposals or offers (including any amendments thereto and any draft agreements) and any related discussions or negotiations; provided that the obligations of Parent under this Section 6.3(c) shall be subject to the Company entering into a non-disclosure agreement to maintain the confidentiality of the Parent Takeover Proposal with Parent on customary terms reasonably required by Parent.
(d)    Neither Parent, the Parent Board nor any committee thereof shall fail to make, withdraw, qualify or modify in a manner adverse to the Company, or publicly propose to fail to make, withdraw, qualify or modify in a manner adverse to the Company, or publicly propose to fail to make, withdraw, qualify or modify in a manner adverse to the Company, the Parent Recommendation (any of the foregoing in this sentence, a “Parent Recommendation Change”); provided, however, that prior to obtaining the Parent Shareholder Approval, the Parent Board or any duly constituted and authorized committee thereof may in response to a Parent Intervening Event effect a Parent Recommendation Change, if the Parent Board or such committee determines in good faith, after consultation with outside legal counsel, that such Parent Takeover Proposal constitutes or could reasonably be expected to lead to a Parent Superior Proposal and, as a result of such Parent Intervening Event, the failure to take such action would be inconsistent with its fiduciary duties under applicable Law and its duties under Section 172 of the UK Companies Act; provided, however, that prior to taking such act, (i) Parent has given the Company at least four Business Days’ prior written notice of its intention to take such action, (ii) if the Company requests, Parent has negotiated, and has directed its Representatives to negotiate, in good faith with the Company during such notice period to enable the Company to propose in writing an offer binding on the Company to effect revisions to the terms of this Agreement in such a manner that would obviate the need for making such Parent Recommendation Change, (iii) following the end of such notice period, the Parent Board or any duly constituted and authorized committee thereof shall have considered in good faith the Company’s binding offer, and shall have determined that the failure to effect a Parent Recommendation Change would be inconsistent with its fiduciary duties under applicable Law and its duties under Section 172 of the UK Companies Act and (iv) in the event of any material developments with respect to such Parent Intervening Event, Parent shall have delivered to the Company an additional notice consistent with that

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described in clause (i) above and the notice period shall have recommenced; provided, further, that unless and until this Agreement is terminated in accordance with its terms, Parent shall give notice of the Parent Shareholders Meeting, the Parent Shareholders Meeting shall be convened and held, in each such case, in accordance with the terms of this Agreement, and the Parent Shareholder Resolutions shall be submitted for approval to the Parent Shareholders at the Parent Shareholders Meeting notwithstanding any Parent Recommendation Change.
Section 6.4    Reasonable Best Efforts; Regulatory Approval Matters.
(a)    Subject to Section 6.4(d), Parent, Merger Sub and the Company shall use their respective reasonable best efforts to take or cause to be taken all actions and do or cause to be done all things necessary, required or advisable to cause each of the conditions in Article VII to be satisfied and consummate and make effective the Transactions as promptly as reasonably practicable (and in any event prior to the Outside Date), including (i) making all Filings necessary in connection with the Transactions, (ii) obtaining all Approvals necessary in connection with the Transactions and (iii) defending or contesting any Action brought by a Governmental Entity or any other Person that could prohibit, prevent, restrict, adversely affect or delay the consummation of the Transactions.
(b)    Without limiting the generality of Section 6.4(a) but subject to Section 6.4(d), each party shall use its reasonable best efforts to take or cause to be taken all actions and do or cause to be done all things necessary, required or advisable under the Antitrust Laws to consummate and make effective the Transactions in accordance with this Agreement as promptly as reasonably practicable (and in any event prior to the Outside Date), including (i) obtaining all Approvals under the Antitrust Laws, (ii) resolving any objection asserted with respect to the Transactions under the Antitrust Laws raised by any Governmental Entity or other Person, (iii) avoiding the entry of or causing the vacation, dissolution, lifting or reversal of any Order under the Antitrust Laws, whether temporary, preliminary or permanent, that prohibits, prevents, restricts, adversely affects or delays the consummation of the Transactions and (iv) defending or contesting any Actions brought by any Governmental Entity or any other Person under the Antitrust Laws challenging the Transactions. Without limiting the generality of the foregoing, (i) each party agrees to make an appropriate Filing, if necessary, pursuant to the HSR Act as promptly as reasonably practicable, but in any event no later than 15 Business Days following the date of this Agreement and (ii) each party agrees to make the appropriate Filings pursuant to any other Antitrust Laws as promptly as reasonably practicable following the date of this Agreement, and in all cases, to supply as promptly as reasonably practicable to the applicable Governmental Entity any additional information and documentary material that may be requested pursuant to the HSR Act or other Antitrust Laws.
(c)    Parent shall, in addition to its obligations to use reasonable best efforts set forth in Section 6.4(a) and Section 6.4(b), through Order, consent decree, settlement or otherwise, (i) license, sell, divest, hold separate or otherwise dispose of, directly or indirectly, any of Parent’s, the Company’s or their respective Affiliates’

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operations, divisions, subsidiaries, assets, products, product lines or businesses (whether now owned or hereafter acquired), (ii) terminate or modify any existing relationships or contracts of Parent, the Company or their respective Affiliates, or enter into new relationships or contracts, (iii) amend or terminate any licenses or other intellectual property agreements of Parent, the Company, or their respective Affiliates, and enter into new licenses or other intellectual property agreements, and (iv) make behavioral commitments that may limit or modify Parent’s, the Company’s or their respective Affiliates’ rights of ownership in, or freedom of action with respect to, one or more of their respective operations, divisions, subsidiaries, assets, products, product lines or businesses, in the case of each of clauses (i) through (iv), to enable the Closing of the Transactions as promptly as practicable (and in any event no later than the Outside Date). Nothing in this Agreement shall require Parent or any of its Subsidiaries, or permit the Company or any of its Subsidiaries, to enter into any contract or other binding obligation to implement any such sale, divestiture, contract, license or similar remedial action under this Section 6.4(c) (a “Remedial Action”) unless such contract or obligation is conditioned on the occurrence of the Closing or is only effective after the Effective Time.
(d)    Notwithstanding anything to the contrary in Section 6.4, none of Parent, Merger Sub or any of their respective Affiliates shall be required to, and the Company, its Subsidiaries or any other Affiliates of the Company shall not without Parent’s prior written approval, take or agree or commit to take any action, or agree or commit to any condition or restriction, necessary, required or advisable under the Antitrust Laws to consummate and make effective the Transactions if such action, condition or restriction would, individually or in the aggregate, reasonably be expected to have a material adverse effect on Parent, the Company and their respective Subsidiaries, taken as a whole (any such action, condition or restriction, a “Burdensome Condition”).
(e)    To the extent permitted by applicable Antitrust Law and subject to appropriate confidentiality protections, each of Parent and the Company shall (i) in the case of Parent, keep the Company reasonably informed of all matters, discussions and activities pursued with third parties under Section 6.4(b), (ii) promptly notify the other party of, and, if in writing, provide to the other party copies of (or in the case of oral communications, advise the other orally of) all communications between it (or its Affiliates or Representatives) and any Governmental Entity or other Person challenging the Transactions and all information supplied by such party (or its Affiliates or Representatives) to such Persons, (iii) promptly notify the other party of the commencement or threatened commencement of any Action relating to the consummation of, or any challenges to, the Transactions, (iv) permit the other party to review and discuss in advance, and consider in good faith the views and proposals, if applicable, of the other party (including, with respect to Parent, the Company’s reasonable suggestions relating to potential divestitures and counterparties and potential defenses to any Action) in connection with any Filings, agreements, settlements, notifications or communications (whether written or oral) to be made by it or its Affiliates with any Governmental Entity or other Person so challenging the Transactions, including any presentations, memoranda, briefs, arguments, opinions or

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proposals, (v) to the extent practicable, not participate (and not permit its Affiliates or Representatives to participate) in any telephone calls or meetings with a Governmental Entity or other Person so challenging the Transactions without consulting with the other party in advance and, to the extent permitted by such Governmental Entity or such other Person, giving the other party a reasonable opportunity to attend and participate thereat and (vi) promptly furnish to the other party such other necessary information and reasonable assistance as such other party may reasonably request.
(f)    Each of the Company and Parent may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other as “Antitrust Counsel Only Material” or some similar notation agreed by the parties. Such materials and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such counsel to employees, officers or directors of the recipient or its Affiliates unless express permission is obtained in advance from the source of the materials (the Company, Parent or their respective Affiliates, as the case may be) or its legal counsel. Notwithstanding anything to the contrary in this Section 6.4, and without limiting the restrictions on access and disclosure set forth in this Section 6.4(f), materials provided to the other party or its counsel pursuant to this Agreement may be redacted (i) as necessary to comply with contractual requirements, (ii) as necessary to address attorney-client or other privilege or protection or confidentiality concerns and (iii) to remove references concerning pricing and other competitively sensitive terms from an antitrust perspective; provided that the Company and Parent will use their respective reasonable best efforts to establish mutually agreed “clean team” or similar procedures to enable the provision of any such information to the extent permitted under applicable Law.
(g)    Neither Parent nor any of its Affiliates shall, or shall agree to, directly or indirectly, make or enter into any acquisition, disposition, merger, business combination or any similar transaction, however structured, or enter into any license, joint venture or similar agreement, transaction or arrangement to the extent that such action would, or would reasonably be expected to, in each case or in the aggregate, prevent, materially delay or materially impair the ability of Parent to comply with its obligations under this Agreement or to consummate the Transactions, including Parent’s obligations under this Agreement to obtain Approvals under the Antitrust Laws.
(h)    Notwithstanding anything to the contrary in this Agreement, Parent shall, after prior, good faith consultation with the Company and after considering, in good faith, the Company’s views, sole decision-making authority for all aspects of the parties’ strategy relating to obtaining all Approvals under the Antitrust Laws; provided that (i) Parent and its Affiliates shall not consent to any voluntary extension of any statutory deadline or waiting period, or consent to any voluntary delay of the consummation of the Transactions, or withdraw its notification and report form pursuant to the HSR Act or any other Filing made pursuant to any other Antitrust Law, unless, in each case, the Company has given its prior written consent to such extension, delay or withdrawal (which consent shall not be unreasonably withheld, conditioned or delayed), and (ii) Parent’s decision-making authority under this clause (h) shall not be deemed to

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modify, amend, diminish or otherwise impair in any respect the Company’s rights set forth in the last two sentences of Section 5.1.
(i)    Parent shall be responsible for the payment of all filing and other fees in connection with the Filings to be made, and Approvals to be obtained, pursuant to this Section 6.4 (other than, for the avoidance of doubt, fees and expenses of the Company’s legal counsel).
Section 6.5    Notification of Certain Matters. Subject to applicable Law, the Company shall give reasonably prompt notice to Parent and Merger Sub, and Parent and Merger Sub shall give reasonably prompt notice to the Company of (a) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which would be reasonably likely to cause any condition to the Merger to be unsatisfied at the Effective Time and (b) any material failure of the Company or Parent and Merger Sub, as the case may be, to comply with or satisfy any covenant or agreement to be complied with or satisfied by it under this Agreement; provided, however, that (i) the delivery of any notice pursuant to this Section 6.5 shall not limit or otherwise affect the remedies available under this Agreement to the party receiving such notice and (ii) a failure to comply with this Section 6.5 shall not constitute the failure of any condition set forth in Article VII to be satisfied unless the underlying change or event would independently result in the failure of a condition set forth in Article VII to be satisfied.
Section 6.6    Access; Confidentiality. Subject to the Confidentiality Agreement and applicable Law relating to the sharing of information, the Company agrees to provide Parent and its Representatives, from time to time prior to the earlier of the Effective Time or the termination of this Agreement in accordance with Article VIII, reasonable access during normal business hours and upon reasonable prior notice to the Company in connection with the Transactions and the Financing to (a) the Company’s properties, books, financial reporting, tax returns, Contracts, personnel and records and (b) such other information as Parent may reasonably request with respect to the Company and its business, assets, liabilities, financial condition and operations, provided, that nothing in this Agreement shall require the Company or any of its Subsidiaries to (i) provide such access at times or in a manner that the Company’s Representatives reasonably believe is likely to disrupt the ordinary course operations of the businesses of the Company or its Subsidiaries or (ii) disclose any information to Parent or its Representatives that is reasonably likely to cause a violation of any Contract to which the Company or any of its Subsidiaries is a party, is reasonably likely to cause a risk of a loss of attorney-client privilege to the Company or any of its Subsidiaries or that is competitively sensitive information (provided that the Company shall use its reasonable best efforts to allow for such access in a manner that does not result in such a violation of a Contract, the loss of attorney-client privilege or sharing of competitively sensitive information with individuals that would not be permitted under applicable Law); provided, further, that Parent and its Representatives shall not have the right to perform any invasive or subsurface investigations of any Site. Parent shall and shall cause Parent’s Affiliates and Representatives to keep confidential any non-public information received from the Company, its Affiliates or Representatives, directly

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or indirectly, pursuant to this Section 6.6 in accordance with the Confidentiality Agreement.
Section 6.7    Publicity. The Company and Parent shall each have prepared an initial public announcement of this Agreement and shall have provided each other with the reasonable opportunity to review and comment upon such initial announcement prior to its issuance, which comments the issuing party shall have considered in good faith. Thereafter, until the Effective Time or earlier termination of this Agreement in accordance with Article VIII, none of the Company, Parent nor any of their respective Affiliates shall issue or cause the publication of any press release or other public announcement with respect to this Agreement or the Transactions without the prior consultation of the other party and giving the other party the opportunity to review and comment on such press release or other announcement, except (a) as required by applicable Law, by any listing agreement with or rules of any applicable national securities exchange, trading market or listing authority, or as may be requested by a Governmental Entity or (b) with respect to communications that are substantially similar to communications previously approved pursuant to this Section 6.7. Notwithstanding the foregoing, the provisions of this Section 6.7 shall cease to apply from and after the time of any Company Recommendation Change.
Section 6.8    Indemnification; Directors’ and Officers’ Insurance.
(a)    For a period of six years from the Effective Time, each of Parent and the Surviving Corporation will jointly and severally indemnify and hold harmless each Indemnified Party with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any Action or investigation (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (i) the fact that an Indemnified Party is or was a director, officer, employee, agent, trustee or fiduciary of the Company or any of its Subsidiaries (or a director, officer, employee, agent, trustee or fiduciary of another Person serving at the request of the Company or any of its Subsidiaries), or (ii) acts or omissions by such Indemnified Party in the Indemnified Party’s capacity as a director, officer, employee, agent, trustee or fiduciary of the Company or a Subsidiary of the Company (or a director, officer, employee, agent, trustee or fiduciary of another Person serving at the request of the Company or any of its Subsidiaries) or taken at the request of the Company or a Subsidiary of the Company (or such other person), in each case, with respect to such service, acts or omissions under clauses (i) or (ii), at, or at any time prior to, the Effective Time (including any Action relating in whole or in part to the Merger or the enforcement of this provision or any other indemnification or advancement right of any Indemnified Party), to the fullest extent permitted or required by applicable Law. In addition, from and after the Effective Time through the sixth anniversary of the Effective Time, Parent will, and will cause the Surviving Corporation to, upon demand by the Indemnified Party, advance any expenses (including fees and expenses of legal counsel) of any Indemnified Party under this Section 6.8 (including in connection with enforcing the indemnity and other obligations referred to in this Section 6.8) as incurred to the fullest extent permitted under applicable Law; provided,

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that the individual to whom expenses are advanced provides an undertaking to repay such advances if it shall be determined by a final, non-appealable judgment of a court of competent jurisdiction that such person is not entitled to be indemnified pursuant to this Section 6.8.
(b)    For a period of six years from the Effective Time, Parent will guarantee, and the Surviving Corporation will maintain in force all obligations of the Company and any of its Subsidiaries in respect of rights of exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, existing in favor of the Indemnified Parties as provided in the respective constituent documents of the Company or any of its Subsidiaries or in any written Contract described on the Company Disclosure Letter or filed as an exhibit to any document filed with the SEC or available under applicable Law; provided, however, that all rights to indemnification in respect of any Action pending or asserted or any claim made within such period will continue until the disposition of such Action or resolution of such claim.
(c)    For a period of six years from the Effective Time, Parent will cause, unless otherwise required by Law, the articles of incorporation and code of regulations or similar organizational documents of the Surviving Corporation and each of its Subsidiaries to contain provisions no less favorable to the Indemnified Parties with respect to limitation of liabilities of directors and officers and indemnification and advancement of expenses than are set forth immediately prior to the Effective Time in the Company’s constituent documents and/or available under applicable Law, which provisions will not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnified Parties.
(d)    For a period of six years from the Effective Time, Parent will either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries, or provide substitute policies or purchase or cause the Surviving Corporation to purchase, a “tail policy” with reputable insurers, in each case of at least the same coverage and scope, and in amounts, and containing terms and conditions, that are no less favorable to such individuals than such policy in effect on the date hereof, with respect to service, acts or omissions arising on or before the Effective Time, including the Transactions, except that in no event shall Parent or the Surviving Corporation be required to pay with respect to such insurance policies an annual premium that is more than 300% of the annual premium payable by the Company for such insurance for the fiscal year ending November 30, 2018 (the “Maximum Amount”); provided, that if the annual premium payable by Parent for such policies at any time exceeds the Maximum Amount, Parent or the Surviving Corporation shall obtain a policy or policies that, in its good faith determination, provide the greatest coverage available for a cost not exceeding the Maximum Amount. The Company may prior to the Effective Time purchase a six-year prepaid “tail policy” on terms and conditions providing at least substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries with respect to service, acts or omissions existing or occurring prior to the Effective Time,

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including the Transactions, except that in no event shall the Company pay with respect to such “tail policy” more than the Maximum Amount. If such prepaid “tail policy” has been obtained by the Company, it will be deemed to satisfy all obligations to obtain insurance pursuant to this Section 6.8(d) and the Surviving Corporation will use its reasonable best efforts to cause such policy to be maintained in full force and effect, for its full term, and to honor all of its obligations thereunder.
(e)    The provisions of this Section 6.8 will survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each Indemnified Party, and his or her heirs and his or her representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the Company’s constituent documents, by Contract or otherwise. The obligations of Parent and the Surviving Corporation under this Section 6.8 (and the “tail policy” obtained pursuant thereto) may not be terminated, canceled or modified in such a manner as to adversely affect the rights of any Indemnified Party to whom this Section 6.8 applies unless the affected Indemnified Party shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnified Parties to whom this Section 6.8 applies will be third party beneficiaries of this Section 6.8).
(f)    In the event Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, Parent shall make or cause to be made proper provision so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, assume and perform the obligations set forth in this Section 6.8.
Section 6.9    Obligations of Merger Sub. Parent shall cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement before and after the Effective Time, as applicable (including, with respect to Merger Sub, to consummate the Merger upon the terms and subject to the conditions set forth in this Agreement).
Section 6.10    Takeover Statutes. If any Takeover Statute is or becomes applicable to this Agreement or the Transactions, the Company and the Company Board shall grant such approvals and take such actions as may be reasonably necessary so that the Transactions may be consummated as promptly as practicable on the terms and subject to the conditions set forth in this Agreement; provided, that the foregoing will not require the Company Board to take any action that could be inconsistent with its fiduciary duties under applicable Law.
Section 6.11    Employee Matters.
(a)    For the period commencing at the Effective Time and ending at the end of the calendar year following the calendar year in which the Effective Time occurs (the “Continuation Period”), Parent shall provide, or shall cause to be provided, to each

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employee of the Company and its Subsidiaries (each, a “Company Employee”) who continues to be employed by Parent or the Surviving Corporation or any of their respective Subsidiaries after the Effective Time with (i) salary, wage and annual cash bonus opportunity that are no less favorable in the aggregate than the salary, wage and annual cash bonus opportunity that were provided to such Company Employee immediately before the Effective Time (provided that such Company Employee’s salary or wage shall be no less than such Company Employee’s salary or wage immediately prior to the Effective Time), and (ii) employee retirement, welfare and other benefits (excluding any equity based compensation and change of control, retention or other one-time awards) that are no less favorable in the aggregate than such employee retirement, welfare and other benefits provided to each such Company Employee immediately before the Effective Time. For the Continuation Period, Parent shall provide, or shall cause to be provided, to each eligible Company Employee who suffers a qualifying termination of employment, severance benefits in accordance with Section 6.11(a) of the Company Disclosure Letter (taking into account such Company Employee’s service as required pursuant to Section 6.11(b) below, to the extent applicable). In addition, during the Continuation Period (in calendar year 2020 and, if the Effective Time occurs in calendar year 2020, in calendar year 2021), Parent shall provide, or shall cause to be provided, to each Company Employee who remains employed by Parent or the Surviving Corporation at such time as annual long-term incentive awards are made by Parent to other eligible Company Employees in calendar year 2020 and, if applicable, in calendar year 2021, annual cash- or equity-based long term incentive award opportunities with, in the case of such award opportunities in calendar year 2020 and, if applicable, in calendar year 2021, a value that is no less favorable than the ordinary course annual equity incentive opportunity provided by the Company to such Company Employee in 2019, with substantially similar other terms as adjusted in a manner consistent with Parent’s long-term incentive programs. Notwithstanding anything contained herein to the contrary, with respect to any Company Employees who are covered by a collective bargaining agreement or who are based outside of the United States, Parent’s obligations under this Section 6.11 shall be in addition to, and not in contravention of, any obligations under any such applicable collective bargaining agreement or under the Laws of the foreign countries and political subdivisions thereof in which such Company Employees are based.
(b)    For purposes of vesting, eligibility to participate, level of benefits and benefit accruals under any employee benefit plans of Parent and its Subsidiaries in which participation is offered to Company Employees after the Effective Time (the “New Plans”), each Company Employee shall be credited with his or her years of service with the Company and its Subsidiaries or predecessors before the Effective Time, to at least the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar employee benefit plan of the Company or its Subsidiaries in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time, provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits. Parent shall use reasonable best efforts to cause any waiting periods to be waived for each Company Employee under any New Plan. In addition, and without limiting the generality of the foregoing, for purposes of any New Plan providing welfare benefits, Parent shall

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use reasonable best efforts to cause all pre-existing condition limitations or exclusions and actively-at-work requirements of such New Plan to be waived for such Company Employee and his or her spouse and covered dependents, and Parent shall use reasonable best efforts to cause any eligible expenses incurred by such Company Employee and his or her spouse and covered dependents during the portion of the plan year of any corresponding Company Plan ending on the date such Company Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her spouse and covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan. Parent shall, or shall cause its Subsidiaries or Affiliates to, credit each Company Employee with the accrued and unused vacation, personal and sickness days to which such Company Employee is entitled through the Effective Time.
(c)    To the extent any bonus amounts (“Bonus Amounts”) under any cash bonus, sales and other incentive plans of the Company and its Subsidiaries with respect to a performance period completed prior to the Effective Time remain unpaid as of the Closing Date, Parent and the Surviving Corporation, as applicable, shall cause all such Bonus Amounts to be calculated and paid in the ordinary course of business to the eligible employees of the Company and its Subsidiaries. Parent and the Surviving Corporation, as applicable, shall cause all Bonus Amounts with respect to the performance period in which the Closing occurs to be calculated and paid to the eligible employees of the Company and its Subsidiaries. Such Bonus Amounts shall be calculated at the achieved level of performance determined by Parent for the entire performance period, and such Bonus Amounts shall be paid at the ordinary time such bonuses are paid under the applicable plan; provided, that payment of any Bonus Amounts in accordance with this Section 6.11(c) shall in no way be interpreted or construed to limit or replace any amounts to which a Company Employee may be entitled pursuant to a Company Plan in connection with such Company Employee’s termination of employment or services; provided, further, that with respect to any Bonus Amounts that constitute nonqualified deferred compensation subject to Section 409A of the Code, such payment shall be made at the earliest time permitted under the terms of such cash bonus, sales or other incentive plan that will not trigger a Tax or penalty under Section 409A of the Code. For the avoidance of doubt, with respect to the Bonus Amounts, the applicable cash bonus, sales and other incentive plans of the Company and its Subsidiaries shall be operated and administered consistent with the terms of such plans as in effect immediately prior to the Effective Time and with the past practices of the Company and its Subsidiaries (including, without limitation, with respect to the determination of achieved performance levels and the timing of when earned Bonus Amounts are paid).
(d)    Nothing in this Section 6.11 shall be treated as an amendment of, or undertaking to amend, any benefit plan or as prohibiting or limiting the ability of Parent to amend, modify or terminate any plans, programs, policies, arrangements, agreements or understandings of the Company or Parent. Parent and the Company acknowledge the provisions of this Section 6.11 are binding upon and are solely for the

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benefit of the respective parties to this Agreement and nothing in this Section 6.11, express or implied, shall confer upon any other Person (including, for the avoidance of doubt, any Participant), or legal representative or beneficiary thereof, any rights or remedies, including any third-party beneficiary rights, right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement.
(e)    Parent and the Company hereby acknowledge and agree that a “change of control” (or equivalent phrase) within the meaning of the Company Plans will occur at the Effective Time, as applicable, for purposes of all Company Plans for which the term is relevant.
(f)    For the avoidance of doubt, following the Effective Time, the Deferred Compensation Plans shall be administered in accordance with their terms.
Section 6.12    Company ESPP. The Company shall ensure that (a) no new offering periods under the Company ESPP will commence during the period from the date of this Agreement through the Effective Time, (b) there will be no increase in the amount of payroll deductions permitted to be made by the participants under the Company ESPP during the current offering periods, except those made in accordance with payroll deduction elections that are in effect as of the date of this Agreement and (c) no individuals shall commence participation in the Company ESPP during the period from the date of this Agreement through the Effective Time. To the extent applicable, no later than 5 days prior to the Effective Time, in the case of any outstanding purchase rights under the Company ESPP, any then-current offering period under the Company ESPP shall end and each participant’s accumulated payroll deductions shall be used to purchase shares of Company Common Stock in accordance with the terms of the Company ESPP. Shares of Company Common Stock held in participants’ Company ESPP account balances immediately prior to the Effective Time shall be treated the same as all other shares of Company Common Stock in accordance with Section 2.1. The Company shall ensure that the Company ESPP shall terminate immediately prior to the Effective Time contingent upon the occurrence of the Closing.
Section 6.13    Parent Approval. Immediately following the execution of this Agreement, Parent shall cause the sole stockholder of Merger Sub to adopt this Agreement in its capacity as such in accordance with applicable Law and the articles of incorporation and code of regulations of Merger Sub. Promptly following such adoption, Parent shall provide a copy of such written consent to the Company.
Section 6.14    Shareholder Litigation. The parties to this Agreement shall cooperate and consult with one another in connection with any shareholder litigation against any of them or any of their respective directors or officers with respect to the Transactions, including by promptly advising the other party of the commencement of any such shareholder litigation, provided that the Company will control (and give Parent the opportunity to consult in) any such litigation in which any of the Company’s directors or officers is a named defendant, and Parent will control (and give the Company the opportunity to consult in) any such litigation in which any of Parent’s directors or officers

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is a named defendant; provided, further, that the Company shall give Parent the opportunity, at Parent’s cost and expense, to participate in the defense or settlement of any such shareholder litigation. Notwithstanding the foregoing, except as set forth on Section 6.14 of the Company Disclosure Letter, the Company shall not settle any shareholder litigation against the Company or any of its directors or officers with respect to the Transactions without the prior written consent of Parent.
Section 6.15    Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company and, following the Effective Time, Parent and the Surviving Corporation, shall use their respective reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under applicable Law and the applicable rules and policies of NYSE to cause (a) the delisting of the Company and of the shares of Company Common Stock from NYSE as promptly as practicable after the Effective Time and (b) the deregistration of the shares of Company Common Stock under the Exchange Act as promptly as practicable after such delisting.
Section 6.16    Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may be required and permitted to cause any dispositions of Company Common Stock (including derivative securities with respect thereto) by each director or officer of the Company to be exempt under Rule 16b-3 of the Exchange Act.
Section 6.17    Financing.
(a)    Parent shall use its reasonable best efforts to obtain the proceeds of the Financing upon the terms and subject to the conditions described in the Financing Agreements, including using reasonable best efforts to satisfy on a timely basis all conditions in the Financing Agreements to the extent such conditions are within the control of Parent.
(b)    Parent shall give the Company prompt (and in any event within two Business Days) written notice (i) of any material breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to result in a material breach or default) by any party to the Financing Agreements of which Parent has Knowledge, (ii) of the receipt of any notice or other communication from any Financing Source with respect to any (A) actual or potential material breach or default or termination, cancellation, acceleration or repudiation of the Financing Agreements or (B) material dispute or disagreement between or among any parties to the Financing Agreements and (iii) of the occurrence of any event, development, circumstance or change that could reasonably be expected to adversely impact the ability of Parent to obtain the Financing.
(c)    If any portion of the Financing becomes unavailable on the terms and conditions contemplated in any Financing Agreement, Parent shall, without limiting the obligations of Parent set forth in the immediately following sentence, (i) notify the Company in writing thereof and (ii) use reasonable best efforts to arrange and obtain, and negotiate and enter into a new financing agreement that provides for, alternative

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financing, including from alternative sources, in an amount sufficient to pay the Required Amount (“Alternative Financing”) as promptly as practicable following the occurrence of such event. If obtained, Parent shall deliver to the Company true and complete copies of the new financing agreement and the related fee letter(s) (which may be redacted in a customary manner) promptly after execution thereof. The provisions of this Section 6.17 and Section 6.18 shall be applicable to the Alternative Financing, and, for the purposes of this Section 6.17 and Section 6.18, (A) all references to the Financing shall be deemed to include such Alternative Financing, (B) all references to any Financing Agreements shall include the applicable documents for the Alternative Financing and (C) all references to the Financing Sources shall include the Persons providing or arranging the Alternative Financing.
(d)    Parent shall not, and shall cause its applicable controlled Affiliates (including Merger Sub) not to, permit, without the prior written consent of the Company, any material amendment or modification to be made to, or any termination, rescission, cancellation, acceleration or withdrawal of, or any waiver of any provision or remedy under, or assignment by Parent or its Affiliates of, any Financing Agreement or any mandate letter or fee letter delivered as a condition precedent thereto if any such amendment, modification, waiver or assignment would (individually or in the aggregate with any other amendments, modifications, waivers or assignments) (i) reduce the aggregate amount of proceeds from the Financing below the Required Amount, (ii) impose any new or additional conditions or contingencies, or otherwise amend, modify or expand any condition precedent to the receipt of the Financing in any respect that would reasonably be expected to materially delay or cause the Financing to be unavailable to pay the Required Amount when due or (iii) adversely impact the ability of Parent to enforce its rights against any other party to any Financing Agreement. Parent shall promptly deliver true and complete copies of any such material amendment, modification or waiver of any Financing Agreement to the Company (redacted as necessary to address reasonable confidentiality concerns but only to the extent that any such redaction is not directly or indirectly in respect of any provision that relates to the conditionality of the Financing or the terms on which the Financing will be made available or can be obtained or drawn down). Parent will fully pay, or cause to be fully paid, all commitment and other fees arising pursuant to any Financing Agreement as and when they become due. Notwithstanding anything herein to the contrary, Parent shall have the right to reduce or terminate the commitments under the Financing Agreements by an amount not to exceed the aggregate amount of net cash proceeds from consummated offerings or other incurrences of debt or equity of Parent and/or its Subsidiaries consummated after the date hereof for which such proceeds have been irrevocably received by Parent and/or its Subsidiaries after the date hereof, which proceeds are not subject to recall, cancellation or repayment before the time when Parent is required to pay the Required Amount pursuant to this Agreement.
(e)    Parent and Merger Sub acknowledge and agree that the obtaining of the Financing, or any Alternative Financing, is not a condition to the obligation of Parent and Merger Sub to effect the Transactions.

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Section 6.18    Financing Cooperation.
(a)    From the date of this Agreement until the Closing or the earlier termination of this Agreement in accordance with Article VIII, the Company shall use its reasonable best efforts to, and shall use reasonable best efforts to cause its Affiliates and each of its and their respective Representatives to use reasonable best efforts to, provide all customary cooperation reasonably requested by Parent in connection with satisfying any conditions to the Financing set out in Part II of Schedule 2 of the Financing Agreements and syndicating the Financing, including but not limited to using reasonable best efforts to (i) cause appropriate officers and employees of the Company to (A) be available, on a customary basis and on reasonable advance notice, to meet with prospective lenders, rating agencies and investors in meetings, presentations, road shows and due diligence sessions (including one-on-one meetings with the parties acting as lead arrangers or agents for, and prospective lenders and purchaser of, the Financing and members of senior management and other Representatives of the Company) and (B) provide reasonable and timely assistance with the preparation of business projections, rating agency presentations and similar materials, (ii) otherwise reasonably cooperate with the marketing efforts of Parent and the Financing Sources for any of the Financing, (iii) furnish Parent with timely financial and other pertinent information regarding the Company as may be reasonably requested by Parent to enable Parent to prepare pro forma financial statements, in each case, to the extent customary and reasonably required pursuant to the Financing and to the extent reasonably available and in the possession of the Company, (iv) to the extent reasonably requested by Parent, assist Parent (including by participating in drafting sessions) in the timely preparation of offering or similar marketing documents required for the syndication of any of the Financing or any other alternative to all or any portion thereof, (v) provide customary authorization letters to the Financing Sources authorizing the distribution of information relating to the Company and its Subsidiaries to prospective lenders or investors (including customary 10b-5 and material non-public information representations) and (vi) furnishing Parent and the Financing Sources promptly, and in any event no later than three Business Days prior to Closing, with all customary documentation and information reasonably requested at least ten Business Days prior to the anticipated Closing Date in connection with such Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act and the CDD Rule. Subject to the indemnity rights set forth herein, the Company consents to the reasonable use of the Company’s logos in connection with any Financing in a manner customary for such financing transactions, provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Affiliates or the reputation or goodwill of the Company or any of its Affiliates or any of their respective products, services, offerings or Intellectual Property Rights.
(b)    If requested by Parent in writing, the Company and its Subsidiaries shall use its reasonable best efforts to deliver customary letters, terminations and releases related to the payoff, satisfaction, discharge and/or defeasance of any existing Indebtedness of the Company or its Subsidiaries set forth on Section 6.18 of the Company Disclosure Letter (the “Debt Payoffs”); provided that any such action

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described above shall not be required unless it can be conditioned on the occurrence of the Closing. The Company shall, and shall cause its applicable Subsidiaries to, use their respective reasonable best efforts to and to cause their respective representatives to, provide cooperation reasonably requested by Parent in connection with any Debt Payoff.
(c)    Parent shall indemnify and hold harmless the Company, its Subsidiaries and its and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with any Financing that is the subject of this Section 6.18 (including any action taken in accordance with this Section 6.18) and any information utilized, or the use or misuse of any Intellectual Property Rights of the Company or any of its Subsidiaries, in connection therewith. Parent shall promptly, upon request by the Company, reimburse the Company for any cost, liability or expense incurred by the Company or any of its Affiliates in connection with the Company’s cooperation pursuant to this Section 6.18. Additionally, such cooperation shall only be provided to the extent it is not (i) does not materially impact the operations of the Company and its Subsidiaries or (ii) a disclosure of any information to Parent or its Representatives that is reasonably likely to cause a violation of any Contract to which the Company or any of its Subsidiaries is a party, is reasonably likely to cause a risk of a loss of attorney-client privilege to the Company or any of its Subsidiaries or that is competitively sensitive information (provided that the Company shall use its reasonable best efforts to allow for such access in a manner that does not result in such a violation of a Contract, the loss of attorney-client privilege or sharing of competitively sensitive information with individuals that would not be permitted under applicable Law). For the avoidance of doubt, the parties acknowledge and agree that neither the obtaining of the Financing as contemplated by Section 6.17 nor the provision of any cooperation or information contemplated by this Section 6.18 is, or will be, a condition to effect the Merger.
ARTICLE VII

CONDITIONS
Section 7.1    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:
(a)    Company Shareholder Approval. The Company Shareholder Approval shall have been obtained.
(b)    Parent Shareholder Approval. The Parent Shareholder Approval shall have been obtained.
(c)    Governmental Approvals. The waiting period required under the HSR Act shall have expired or been terminated, and all other Approvals under Antitrust Laws of the jurisdictions set forth on Section 7.1(c) of the Company Disclosure Letter

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required to be obtained for the consummation of the Transactions shall have been obtained.
(d)    No Restraints. (i) There shall not be any Law in effect that makes illegal or otherwise prohibits the Transactions, (ii) there shall not be any Order (whether temporary, preliminary or permanent in nature) in effect issued by a Governmental Entity of competent jurisdiction that enjoins or otherwise prohibits the Transactions and (iii) there shall not be any Order imposing a Burdensome Condition in effect; provided that, solely with respect to clause (iii), in the event that (A) Parent notifies the Company in writing that it is waiving the condition set forth in clause (iii), (B) the other conditions set forth in Section 7.1 and Section 7.3 have been satisfied or waived as the time of such notice (or in the case of conditions which by their nature are to be satisfied at the Closing are capable of being satisfied as of such date) and (C) the Closing shall occur within four Business Days of such notice, the Company hereby agrees that it will concurrently waive the condition set forth in this clause (iii).
Section 7.2    Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction, or waiver by Parent and Merger Sub, at or prior to the Effective Time of each of the following conditions:
(a)    Representations and Warranties. The representations and warranties of the Company (i) set forth in clauses (a), (b) and (d) of Section 3.4 shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such date (except to the extent such representation or warranty expressly speaks to a specific date or period, in which case such representation and warranty shall be so true and correct as of such specified date or during such period) in all respects except for de minimis inaccuracies, (ii) set forth in Section 3.6(c) shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such date, in all respects, (iii) set forth in the first sentence of Section 3.1 (as it relates to the Company), Section 3.2, clauses (c) and (e) of Section 3.4, Section 3.18, Section 3.19 and Section 3.21 (without giving effect to any materiality or “Company Material Adverse Effect” qualifications contained therein) shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such date (except to the extent such representation or warranty expressly speaks to a specific date or period, in which case such representation and warranty shall be so true and correct as of such specified date or during such period) in all material respects and (iv) set forth in Article III other than those specified in the foregoing clauses (i), (ii) and (iii) (without giving effect to any materiality or “Company Material Adverse Effect” qualifications contained therein) shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent such representation or warranty expressly speaks to a specific date or period, in which case such representation and warranty shall be so true and correct as of such specified date or during such period) except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

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(b)    Performance of Obligations of the Company. The Company shall have performed or complied in all material respects with the covenants and agreements contained in this Agreement to be performed or complied with by it prior to or on the Closing Date.
(c)    Absence of Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any fact, condition, circumstance, occurrence, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.
(d)    Officer’s Certificate. The Company shall have furnished Parent with a certificate dated the Closing Date signed on its behalf by a duly authorized executive of the Company to the effect that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied.
Section 7.3    Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction, or waiver by the Company, at or prior to the Effective Time of each of the following conditions:
(a)    Representations and Warranties. The representations and warranties of Parent and Merger Sub (i) set forth in Section 4.1, Section 4.2 and Section 4.10 (without giving effect to any materiality or material adverse effect qualifications contained therein) shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such date (except to the extent such representation or warranty expressly speaks to a specific date or period, in which case such representation and warranty shall be so true and correct as of such specified date or during such period) in all material respects, and (ii) set forth in Article IV other than those specified in the foregoing clause (i) (without giving effect to any materiality or material adverse effect contained therein) shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent such representation or warranty expressly speaks to a specific date or period, in which case such representation and warranty shall be so true and correct as of such specified date or during such period) except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.
(b)    Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed or complied in all material respects with the covenants and agreements contained in this Agreement to be performed or complied with by it prior to or on the Closing Date.
(c)    Officer’s Certificate. Each of Parent and Merger Sub shall have furnished the Company with a certificate dated the Closing Date signed on its behalf by a duly authorized executive of Parent or Merger Sub, as applicable, to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

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Section 7.4    Frustration of Closing Conditions. None of Parent, Merger Sub or the Company may rely on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied to excuse it from its obligation to effect the Merger if such failure was materially contributed to by, or was the result of, such party’s failure to comply with its obligations under this Agreement.
ARTICLE VIII

TERMINATION
Section 8.1    Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any Company Shareholder Approval, Parent Shareholder Approval or Parent Financing Approval):
(a)    by mutual written consent of Parent and the Company;
(b)    by either Parent or the Company, by giving written notice of such termination to the other party, if:
(i)    the Closing shall not have occurred on or prior to the close of business (New York City time) on the 9-month anniversary of the date of this Agreement (as it may be extended below, the “Outside Date”); provided, that if the conditions set forth in Section 7.1(c) or Section 7.1(d) (where the relevant Law or Order arises from or relates to Antitrust Laws) shall not have been satisfied or waived by the 9-month anniversary of the date of this Agreement but all other conditions set forth in Article VII have been satisfied or waived (or in the case of conditions which by their nature are to be satisfied at the Closing, are capable of being satisfied as of such date), then, the Outside Date shall be automatically extended to the close of business (New York City time) on the 12-month anniversary of the date of this Agreement; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i)) shall not be available (1) to any party whose breach of, or failure to perform or comply with, any obligation under this Agreement materially contributed to, or resulted in, the failure of the Closing to occur on or before the Outside Date (including any extensions thereto in accordance with the terms of this Section 8.1(b)(i)) or (2) to Parent or the Company during the pendency of any Action by the Company or Parent, as the case may be, for specific performance of this Agreement;
(ii)    (A) any Laws shall be in effect making illegal or otherwise prohibiting the Transactions, (B) any Governmental Entity of competent jurisdiction shall have issued an Order permanently enjoining or otherwise prohibiting the Transactions and such Order shall have become final and non-appealable or (C) any Order imposing a Burdensome Condition shall be in effect and shall have become final and non-appealable (provided that the Company may not terminate this Agreement under this clause (C) if Parent is taking action in good faith to satisfy the Burdensome Condition consistent with such final and

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non-appealable Order so as to permit the consummation of the Transactions as promptly as reasonably practicable); provided that the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall not be available to any party whose action or failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the effectiveness of such Law or the issuance of such Order;
(iii)    the Company Shareholders Meeting (including any adjournments and postponements thereof) shall have concluded and the Company Shareholder Approval shall not have been obtained; or
(iv)    the Parent Shareholders Meeting (including any adjournments and postponements thereof) shall have concluded and the Parent Shareholder Approval shall not have been obtained;
(c)    by the Company prior to the receipt of the Company Shareholder Approval, if, concurrently with the termination of this Agreement, the Company enters into a Company Acquisition Agreement with respect to a Company Superior Proposal; provided, that the Company shall have complied with Section 5.2 and shall have paid or shall concurrently pay the Termination Fee as set forth in Section 8.2(b);
(d)    by Parent prior to the Company Shareholders Meeting, if the Company Board or any duly constituted and authorized committee thereof shall have made a Company Recommendation Change;
(e)    by the Company prior to the Parent Shareholders Meeting, if the Parent Board or any duly constituted and authorized committee thereof shall have made a Parent Recommendation Change;
(f)    by the Company, if there shall have been a breach of, or a failure to perform or comply with, any of the covenants or a failure to be true of any of the representations or warranties on the part of Parent or Merger Sub, which breach, failure or failure to be true, either individually or in the aggregate, (i) would result in a failure of a condition set forth in Section 7.3(a) or Section 7.3(b) and (ii) is not cured within the earlier of (A) the Outside Date and (B) 30 days following written notice to Parent; provided, that (1) the Company shall have given Parent written notice, delivered at least 30 days prior to such termination (or promptly, if such notice is given within 30 days of the Outside Date), stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(f) and the basis for such termination, and (2) the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(f) if the Company is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement;
(g)    by Parent, if there shall have been a breach of, or a failure to perform or comply with, any of the covenants or a failure to be true of any of the representations or warranties on the part of the Company which breach, failure or failure to be true, either individually or in the aggregate (i) would result in a failure of a

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condition set forth in Section 7.2(a) or Section 7.2(b) and (ii) is not cured within the earlier of (A) the Outside Date and (B) 30 days following written notice to the Company; provided, that (1) Parent shall have given the Company written notice, delivered at least 30 days prior to such termination (or promptly, if such notice is given within 30 days of the Outside Date), stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(g) and the basis for such termination, and (2) Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(g) if Parent is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement; or
(h)    by the Company by giving written notice to Parent if (i) all of the conditions set forth in Section 7.1 and Section 7.2 (other than conditions that are to be satisfied by actions taken at the Closing) have been satisfied or waived, (ii) the Company is prepared to consummate the Closing, and (iii) Parent fails to consummate the Closing when the Closing should have occurred pursuant to Section 1.2 (assuming the satisfaction of conditions that are to be satisfied by actions taken at the Closing).
A terminating party shall provide written notice of termination to the other parties specifying with particularity the reason for such termination. If more than one provision of this Section 8.1 is available to a terminating party in connection with a termination, a terminating party may rely on any and all available provisions in this Section 8.1 for any such termination.
Section 8.2    Effect of Termination.
(a)    If this Agreement is terminated pursuant to Section 8.1, then this Agreement shall become void and of no effect with no liability on the part of any party (or any stockholder, director, officer, employee or Representative of such party) to the other party hereto; provided, however, that the provisions of Section 6.8, the indemnification and reimbursement obligations of Section 6.18, this Section 8.2, Article IX and Article X hereof and the provisions of the Confidentiality Agreement shall survive such termination; provided further, however, no party will be relieved or released from liability for damages arising out of any (i) fraud, (ii) knowing material breach of any of its representations and warranties contained in this Agreement or (iii) deliberate material breach of any of its covenants or agreements contained in this Agreement (it being understood that in any case the failure of Parent or the Company to effect the Closing when required under the terms of this Agreement shall constitute a deliberate material breach), and the aggrieved party will be entitled to all rights and remedies available at law or in equity. For purposes of this Section 8.2, (A) a “knowing” breach of a representation and warranty will be deemed to have occurred if the Company or Parent or Merger Sub had actual Knowledge of such breach as of the date of this Agreement, and (B) a “deliberate” breach of any covenant or agreement will be deemed to have occurred if the other party took or failed to take action with actual Knowledge that the action so taken or omitted to be taken constituted, or would reasonably be expected to constitute, a breach of such covenant or agreement. Parent and the Company acknowledge and agree that the individuals specified in the definition of “Knowledge” (1) have reviewed with counsel the representations, warranties and

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covenants contained herein and (2) for purposes of this subsection (a), shall be deemed to understand the meanings of the representations, warranties and covenants contained herein.
(b)    If this Agreement is terminated (i) by Parent pursuant to Section 8.1(d), (ii) by the Company pursuant to Section 8.1(c) or (iii) (x) by either Parent or the Company pursuant to Section 8.1(b)(i) or Section 8.1(b)(iii) or by Parent pursuant to Section 8.1(g) and (y) (A) prior to such termination a Company Takeover Proposal has been made to the Company, or publicly made, proposed or communicated or otherwise becomes publicly known, which shall not have been withdrawn prior to the time the Agreement is terminated and (B) at any time on or prior to the twelve-month anniversary of such termination the Company or any of its Subsidiaries enters into a definitive agreement with respect to a Company Takeover Proposal or the transactions contemplated by a Company Takeover Proposal are consummated (provided that solely for purposes of this Section 8.2(b)(iii)(y)(B), the term “Company Takeover Proposal” shall have the meaning set forth in the definition of Company Takeover Proposal except that all references to 20% shall be deemed references to 50%), the Company shall pay Parent the Termination Fee by wire transfer (to an account designated by Parent) in immediately available funds (1) in the case of clause (i) of this Section 8.2(b), within two Business Days after such termination, (2) in the case of clause (ii) of this Section 8.2(b), prior to or substantially concurrently with such termination or (3) in the case of clause (iii) of this Section 8.2(b), upon the earlier of entering into such definitive agreement with respect to a Company Takeover Proposal or consummation of the transactions contemplated by a Company Takeover Proposal. “Termination Fee” shall mean a cash amount equal to $15,800,000 inclusive of any irrecoverable VAT chargeable thereon. Without prejudice to, or limitation of, Parent’s rights with respect to claims of fraud or claims of knowing material breach of any representation and warranty contained in this Agreement or any deliberate material breach of any covenants or agreements contained in this Agreement, the parties agree that payment of the Termination Fee is compensation for the cost, resource and opportunity to be committed by Parent in connection with the Transactions, and from and after such termination and payment of the Termination Fee as described in this Section 8.2(c), the Company shall have no further liability of any kind for any reason in connection with this Agreement or the termination contemplated hereby other than as provided under this Section 8.2(c), Section 8.2(e) and Section 8.2(g).
(c)    If this Agreement is terminated by the Company pursuant to Section 8.1(e), Parent shall pay the Company the Reverse Termination Fee by wire transfer (to an account designated by the Company) in immediately available funds within two Business Days after such termination. “Reverse Termination Fee” shall mean a cash amount equal to $15,800,000 inclusive of any irrecoverable VAT chargeable thereon. Without prejudice to, or limitation of, the Company’s rights with respect to claims of fraud or claims of knowing material breach of any representation and warranty contained in this Agreement or any deliberate material breach of any covenants or agreements contained in this Agreement, the parties agree that payment of the Reverse Termination Fee is compensation for the cost, resource and opportunity to be committed by the Company in connection with the Transactions, and from and

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after such termination and payment of the Reverse Termination Fee as described in this Section 8.2(c), Parent and Merger Sub shall have no further liability of any kind for any reason in connection with this Agreement or the termination contemplated hereby other than as provided under this Section 8.2(c), Section 8.2(f) and Section 8.2(g).
(d)    If (i) this Agreement is terminated by either the Company or Parent pursuant to Section 8.1(b)(i), and at the time of such termination the condition set forth in Section 7.1(c) or Section 7.1(d) shall not have been satisfied or waived (in the case of Section 7.1(d), if the applicable Law or Order arises from or relates to Antitrust Laws) but all other conditions set forth in Article VII shall have been satisfied or waived (or in the case of conditions which by their nature are to be satisfied at the Closing, are capable of being satisfied as of such date) or (ii) this Agreement is terminated by either the Company or Parent pursuant to Section 8.1(b)(ii) as a result of a Law or Order that arises from or relates to Antitrust Laws, Parent shall pay the Company the Regulatory Termination Fee by wire transfer (to an account designated by the Company) in immediately available funds within two Business Days after such termination. “Regulatory Termination Fee” shall mean a cash amount equal to $15,800,000 inclusive of any irrecoverable VAT chargeable thereon. Without prejudice to, or limitation of, the Company’s rights with respect to claims of fraud or claims of knowing material breach of any representation and warranty contained in this Agreement or any deliberate material breach of any covenants or agreements contained in this Agreement, the parties agree that payment of the Regulatory Termination Fee is compensation for the cost, resource and opportunity to be committed by the Company in connection with the Transactions, and from and after such termination and payment of the Regulatory Termination Fee as described in this Section 8.2(d), Parent and Merger Sub shall have no further liability of any kind for any reason in connection with this Agreement or the termination contemplated hereby other than as provided under this Section 8.2(d), Section 8.2(f) and Section 8.2(g).
(e)    The Company acknowledges that the agreements contained in Section 8.2(b) are integral parts of the Transactions, and that, without these agreements, Parent and Merger Sub would not enter into this Agreement. Accordingly, if the Company fails to pay in a timely manner any amount due pursuant to Section 8.2(b), and, in order to obtain such payment, Parent or Merger Sub commences an Action that results in a judgment against the Company, the Company shall pay to Parent interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in the Wall Street Journal in effect on the date such payment was required to be made, together with reasonable legal fees and expenses incurred by Parent or Merger Sub in connection with such Action.
(f)    Parent acknowledges that the agreements contained in Section 8.2(c) and Section 8.2(d) are integral parts of the Transactions, and that, without these agreements, the Company would not enter into this Agreement. Accordingly, if Parent fails to pay in a timely manner any amount due pursuant to Section 8.2(c) or Section 8.2(d), and, in order to obtain such payment, the Company commences an Action that results in a judgment against Parent or Merger Sub, Parent

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or Merger Sub shall pay to the Company interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in the Wall Street Journal in effect on the date such payment was required to be made, together with reasonable legal fees and expenses incurred by the Company in connection with such Action.
(g)    The parties agree and understand that (i) in no event shall the Company be required to pay the Termination Fee on more than one occasion, and in no event shall Parent be required to pay the Reverse Termination Fee or the Regulatory Termination Fee on more than one occasion or to pay the Reverse Termination Fee and the Regulatory Termination Fee, in each case, under any circumstances, and (ii) except in the case of fraud or claims of knowing material breach of any representation and warranty contained in this Agreement or any deliberate material breach of any covenants or agreements contained in this Agreement by the other party, if this Agreement is terminated and such termination is subject to Section 8.2(b), Section 8.2(c) or Section 8.2(d), as applicable, then: (A) in no event shall Parent be entitled to receive an amount greater than the Termination Fee and any applicable additional amounts pursuant to Section 8.2(e) (such additional amounts, collectively, the “Parent Additional Amounts”), and in no event shall the Company be entitled to receive an amount greater than the Reverse Termination Fee or the Regulatory Termination Fee, as applicable, and any applicable additional amounts pursuant to Section 8.2(f) (such additional amounts, collectively, the “Company Additional Amounts”), and (B) if Parent receives the Termination Fee and any applicable Parent Additional Amounts from the Company, or if the Company receives the Reverse Termination Fee or the Regulatory Termination Fee and any applicable Company Additional Amounts from Parent, then, in either case, such payment shall be the sole and exclusive remedy of the receiving party against the paying party and its Subsidiaries and their respective former, current or future partners, equityholders, managers, members, Affiliates and Representatives, and none of the paying party, any of its Subsidiaries or any of their respective former, current or future partners, equityholders, managers, members, Affiliates or Representatives shall have any further liability or obligation, in each case relating to or arising out of this Agreement or the transactions contemplated hereby.
(h)    Notwithstanding anything to the contrary in this Agreement, none of the Financing Sources shall have any liability to the Company or any Person that is an Affiliate of the Company relating to or arising out of this Agreement, the Financing or otherwise, whether at law, or equity, in contract, in tort or otherwise, and neither the Company nor any Person that is an Affiliate of the Company shall have any rights or claims against any Financing Sources hereunder or thereunder.
ARTICLE IX

MISCELLANEOUS
Section 9.1    Amendment and Waivers. Subject to applicable Law and the rules and regulations of NYSE, and in accordance with the immediately following sentence, this Agreement may be amended by the parties hereto by action taken or authorized by

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or on behalf of their respective boards of directors, at any time prior to the Closing Date, whether before or after adoption of this Agreement by the Company Shareholders, Parent Shareholders or the sole stockholder of Merger Sub; provided, however, that, (a) after the Company has obtained the Company Shareholder Approval, no amendment may be made that by applicable Law or in accordance with the rules and regulations of NYSE requires the further approval of the Company Shareholders without such further approval and (b) after receipt of the Parent Shareholder Approval or the Parent Financing Approval, no amendment may be made that by applicable Law or in accordance with the rules and regulations of the FCA requires the further approval of the Parent Shareholders without such further approval. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto. At any time prior to the Effective Time, Parent or the Company may (i) extend the time for the performance of any of the obligations or other acts of the other party or parties hereto, (ii) waive any inaccuracies in the representations and warranties by the other party or parties contained herein or in any document delivered pursuant hereto and (iii) subject to the requirements of applicable Law, waive compliance by the other party or parties with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights. Notwithstanding anything to the contrary in this Agreement, no amendments to the provisions which the Financing Sources are expressly made third-party beneficiaries pursuant to Section 9.6 shall be permitted in a manner adverse to any Financing Source without the prior written consent of such Financing Source.
Section 9.2    Non-survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive after the Effective Time. This Section 9.2 shall not limit any covenant or agreement of the parties that by its terms contemplates performance after the Effective Time.
Section 9.3    Expenses. Except as otherwise specifically provided herein, all fees, costs and expenses (including all legal, accounting, broker, finder and investment banker fees) incurred in connection with this Agreement and the Transactions are to be paid by the party incurring such fees, costs and expenses.
Section 9.4    Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and sent by electronic mail, by nationally recognized overnight courier service or by registered mail and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via electronic mail at the email address specified in this Section 9.4 prior to 5:00 p.m. (New York City time) on a Business Day and a copy is sent on such Business Day by nationally recognized overnight courier service, (b) the Business Day after the date of transmission, if such notice or communication is delivered via electronic mail at the email address specified in this Section 9.4 later than 5:00 p.m. (New York City time) on any date and earlier than 12:00 midnight (New York City time) on the following date and a copy is sent no later than such date by nationally

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recognized overnight courier service, (c) when received, if sent by nationally recognized overnight courier service (other than in the cases of clauses (a) and (b) above), or (d) upon actual receipt by the party to whom such notice is required to be given if sent by registered mail. The address for such notices and communications shall be as follows:
(i)    if to Parent, Merger Sub or Parent US Sub, to:
Synthomer plc
45 Pall Mall
London, SW1Y 5JG
United Kingdom
Telephone No.: +44 1279 775-210
Email:        Richard.atkinson@synthomer.com

                        Tim.richards@synthomer.com
Attention:    Richard Atkinson, Chief Counsel
                        Tim Richards, Head of Legal
with a copy to:
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
Telephone No.: (212) 474-1000
Email:         mgreene@cravath.com
gligelisjr@cravath.com
Attention:        Mark I. Greene
G.J. Ligelis Jr.

(ii)    if to the Company, to:
OMNOVA Solutions Inc.
25435 Harvard Road
Beachwood, Ohio 44122
United States
Telephone No.: +1 (216) 682-7131
Email:        jim.lemay@omnova.com
Attention:    James C. LeMay, Senior V.P. Corporate                         Development; General Counsel

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with a copy to:
Jones Day
250 Vesey Street
New York, New York 10281-1047
Telephone No.: (212) 326-3409
Email:     jpdougherty@jonesday.com
Attention:    James P. Dougherty, Esq.

Each party consents to service of any process, summons, notice or document that may be served in any Action in the Chosen Courts, which service shall be in accordance with this Section 9.4.
Section 9.5    Counterparts. This Agreement may be executed in two or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Signatures to this Agreement transmitted by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.
Section 9.6    Entire Agreement; No Third Party Beneficiaries. This Agreement (including the Company Disclosure Letter) and the Confidentiality Agreement (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and (b) except for the provisions in Section 6.8 (which provisions may be enforced directly by Indemnified Parties), is not intended to and shall not confer upon any Person other than the parties and their permitted assigns any rights, benefits or remedies of any nature whatsoever, other than (i) the right of the Company Shareholders to receive the Merger Consideration after the Closing (a claim with respect to which may not be made unless and until the Effective Time shall have occurred), (ii) the right of the Company on behalf of the Company Shareholders to pursue damages in the event of Parent or Merger Sub’s breach of this Agreement, and (iii) the rights of the Financing Sources with respect to Section 8.2(g), Section 9.1, this Section 9.6, Section 9.8 and Section 9.12 (the Financing Sources being express third-party beneficiaries under such Sections). For the avoidance of doubt, the rights granted pursuant to the foregoing clause (ii) shall be enforceable only by the Company in its sole and absolute discretion, on behalf of the Company Shareholders. The representations and warranties in this Agreement are the product of negotiations among the parties and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties in accordance with the terms of this Agreement without notice or liability to any other Person. The representations and warranties in this Agreement may represent an allocation among the parties of risks associated with particular matters regardless of the knowledge of any of the parties and may have been qualified by certain disclosures not reflected in

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the text of this Agreement. Accordingly, Persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
Section 9.7    Severability. Any term or provision of this Agreement that is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other Governmental Entity declares that any term or provision of this Agreement is invalid, void or unenforceable, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible and the parties agree that the court making such determination shall have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.
Section 9.8    Governing Law; Consent to Jurisdiction.
(a)    Subject to the second sentence of this Section 9.8(a), this Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement, the negotiation of this Agreement, the performance of this Agreement or the Transactions, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction (except that all claims or causes of action against a Financing Source based upon, arising out of, or related to this Agreement, the negotiation of this Agreement, the performance of this Agreement or the Transactions, including any dispute arising out of or related to the Financing, shall be governed by, and construed in accordance with, the Laws of the State of New York, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction). Notwithstanding the foregoing, the matters contained in Article I and Article II shall be governed by the OGCL, including matters relating to the filing of the Certificate of Merger, the effects of the Merger, dissenters’ rights and all determinations as to Dissenting Shares, and all matters relating to the fiduciary duties of the Company Board shall be governed by and construed in accordance with the laws of the State of Ohio, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction.
(b)    Any Action based upon, arising out of or related to this Agreement or the Transactions shall be brought in the Delaware Court of Chancery or any applicable state appellate court therefrom within the State of Delaware, or in the event (but only in the event) such courts do not have subject matter jurisdiction over such Action, any Federal court within the State of Delaware, or, if both the Delaware Court of

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Chancery and the Federal courts within the State of Delaware do not have subject matter jurisdiction over such Action, any other state court within the State of Delaware (except that any Action against any Financing Source that is in any way related to this Agreement or the Transactions, including any Action based upon, arising out of or related to the Financing, shall be brought in a federal court sitting in the Borough of Manhattan in The City of New York (or, only if such court lacks subject matter jurisdiction, in any New York State court sitting in the Borough of Manhattan in the City of New York) (the “Chosen Courts”), and each of the parties irrevocably submits to the exclusive jurisdiction of the Chosen Courts in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in the Chosen Courts, and agrees not to bring any Action arising out of or relating to this Agreement or the Transactions in any other court. Each of Parent, Merger Sub and the Company agrees that a final Order in any Action by a Chosen Court will be conclusive and may be enforced in other jurisdictions by suit on such Order or in any other matter provided by applicable Law. Parent hereby appoints Parent US Sub (or such other Person as notified in writing to the Company) as its agent for service and for any other documents in proceedings in the United States or for any other proceedings arising in connection with this Agreement.
Section 9.9    Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by any of the parties without the prior written consent of the other parties; provided that Parent and Merger Sub may assign or delegate their rights, interests and obligations pursuant to this Agreement to any direct or indirect wholly owned Subsidiary of Parent; provided, further, that no such assignment will relieve Parent or Merger Sub of any of its obligations hereunder. Notwithstanding the foregoing, after the Closing, Parent may assign all of its rights to payment under this Agreement for collateral security purposes to any lender providing financing to Parent pursuant to any Financing Agreement, but no such assignment shall relieve Parent of any liability or obligation hereunder.
Section 9.10    Specific Performance.
(a)    The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (i) the parties shall be entitled to an injunction, specific performance, or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 8.1, this being in addition to any other remedy to which they are entitled under this Agreement, (ii) the provisions set forth in Section 8.2 (A) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement

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and (B) shall not be construed to diminish or otherwise impair in any respect any party’s right to specific enforcement and (iii) the right of specific enforcement is an integral part of the Transactions and without that right, neither the Company nor Parent would have entered into this Agreement. Each party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The parties acknowledge and agree that any party entitled to an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.10 shall not be required to provide any bond or other security in connection with any such injunction and any party against whom such injunction is entered agrees not to request or demand any bond or security in connection therewith.
(b)    For the avoidance of doubt, the Company may pursue (i) a grant of specific performance to the extent permitted by this Section 9.10, (ii) the payment of damages as contemplated by Section 8.2(a), and (iii) the payment of the Reverse Termination Fee as contemplated by Section 8.2(c); provided that (x) the Company shall not be entitled or permitted to receive payment under clauses (ii) and (iii) if specific performance is granted and consummation of the Transactions occurs and (y) the Company shall not be entitled or permitted to be granted specific performance for the consummation of the Transactions if payment under clauses (ii) and/or (iii) is awarded and paid.
Section 9.11    Parent US Sub Guaranty. Parent US Sub hereby absolutely and unconditionally guarantees to the Company the prompt and punctual payment of all amounts that may become due and payable by, and the prompt and punctual performance of all obligations of, Parent and Merger Sub hereunder in accordance with the terms hereof. This guaranty shall remain in full force and effect until the earlier of (x) the satisfaction of such obligations and (y) subject to the satisfaction of all obligations under Section 8.2, the termination of this Agreement in accordance with its terms.
Section 9.12    WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE NEGOTIATION OF THIS AGREEMENT, THE PERFORMANCE OF THIS AGREEMENT OR THE TRANSACTIONS. NOTWITHSTANDING ANYTHING TO THE CONTRARY HEREIN, THE COMPANY (ON BEHALF OF ITSELF AND ITS SUBSIDIARIES) AND EACH OF THE OTHER PARTIES HERETO WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTION RELATED TO ANY FINANCING IN CONNECTION WITH THE TRANSACTIONS OR THE PERFORMANCE THEREOF OR THE TRANSACTIONS CONTEMPLATED THEREBY OR ARISING OUT OF ANY ACTION AGAINST ANY FINANCING SOURCE.

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ARTICLE X

DEFINITIONS; INTERPRETATION
Section 10.1    Cross References. Each of the following terms is defined in the section set forth opposite such term.
Defined Term    Section

Acceptable Confidentiality Agreement	5.2(b)

Agreement	Preamble

Alternative Financing	6.17(c)

Anti-Corruption Laws	3.8(d)

Articles of Incorporation	1.5

Bonus Amounts	6.11(c)

Book-Entry Shares	2.1(a)

Burdensome Condition	6.4(d)

Certificate of Merger	1.3

Certificates	2.1(a)

Chosen Courts	9.8(b)

Closing	1.2

Closing Date	1.2

Code of Regulations	1.5

Collective Bargaining Agreement	3.13(a)

Company	Preamble

Company Acquisition Agreement	5.2(a)

Company Additional Amounts	8.2(g)

Company Board	3.2(a)

Company Common Stock	3.4(a)

Company Disclosure Letter	Article III

Company Employee	6.11(a)

Company Financial Statements	3.5(a)

Company Intellectual Property	3.15(a)

Company Performance Share	2.3(c)

Company Permits	3.8(b)

Company Plan	3.12(a)

Company Preferred Stock	3.4(a)

Company Proxy Statement	3.10(a)

Company Recommendation	3.2(b)

Company Recommendation Change	5.2(d)

Company Registered Intellectual Property	3.15(b)

Company Restricted Share	2.3(a)

Company RSU	2.3(b)

Company SEC Documents	3.5(a)

Company Shareholder Approval	3.2(a)

Company Shareholders Meeting	6.2(a)

Company Takeover Proposal	8.2(b)

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Continuation Period	6.11(a)

Debt Payoffs	6.18(b)

Deferred Compensation Plans	2.3(e)

Deferred Payment	2.3(e)

Dissenting Shareholder	2.4

Dissenting Shares	2.4

Effective Time	1.3

ERISA	3.12(a)

FCPA	3.8(d)

Financial Advisor	3.18

Financing	4.6(a)

Foreign Antitrust Laws	3.3(b)

GAAP	3.5(a)

General Enforceability Exceptions	3.2(a)

HSR Act	3.3(b)

Leases	3.14(b)

Material Contract	3.9(a)

Maximum Amount	6.8(d)

Measurement Date	3.4(a)

Merger	1.1

Merger Consideration	2.1(a)

Merger Sub	Preamble

New Plans	6.11(b)

NYSE	2.3(e)

OGCL	1.1

Outside Date	8.1(b)(i)

Parent	Preamble

Parent Additional Amounts	8.2(g)

Parent Board	4.2(a)

Parent Circular	4.5(a)

Parent Financing Approval	4.2(a)

Parent Recommendation	4.2(b)

Parent Recommendation Change	6.3(d)

Parent Shareholder Approval	4.2(a)

Parent Shareholder Resolutions	4.2(b)

Parent US Sub	Preamble

Paying Agent	2.2(a)

Payment Fund	2.2(a)

Privacy Laws	3.15(h)

Regulatory Termination Fee	8.2(d)

Remedial Action	6.4(c)

Representatives	5.2(a)

Required Amount	4.6(a)

Reverse Termination Fee	8.2(c)

Rights	3.4(a)

Shares	Recitals

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SOX	3.5(a)

Surviving Corporation	1.1

Takeover Statute	3.21

Termination Fee	8.2(b)

Voting Company Debt	3.4(b)

WARN Act	3.13(c)
Section 10.2    Certain Terms Defined. The following terms shall have the meanings set forth below for purposes of this Agreement:
“Action” means any claim, action, cause of action, arbitration, litigation, suit or proceeding by or before any Governmental Entity.
“Affiliates” has the meaning set forth in Rule 12b-2 of the Exchange Act.
“Antitrust Laws” means any Laws or Orders of any jurisdiction that are designed or intended to prohibit, restrict or regulate actions that may have the purpose or effect of creating a monopoly, lessening competition or restraining trade.
“Approvals” means any consent, approval or authorization of, permit or license issued or granted by, Order, waiver or exemption by, negative clearance from, or the expiration or early termination of any waiting period imposed by, any Person (including any third party or Governmental Entity (including any Governmental Antitrust Entity)).
“Business Day” means a day (other than a Saturday or Sunday) on which banks are open for general business in London and New York City and on which the Trans-European Automated Real-time Gross Settlement Express Transfer payment system (which utilizes a single shared platform and which was launched on November 19, 2007) is open for the settlement of payments in euro.
“CDD Rule” means the Customer Due Diligence Requirements for Financial Institutions issued by the U.S. Department of Treasury Financial Crimes Enforcement Network under the Bank Secrecy Act published May 11, 2016 and effective May 11, 2018 and as amended from time to time.
“Code” means the Internal Revenue Code of 1986.
“Commitment Letter” means the executed commitment letter dated on the date hereof from the Financing Sources to Parent.
“Company Equity Awards” means the Company RSUs and the Company Performance Shares.
“Company ESPP” means the OMNOVA Solutions Employee Share Purchase Plan.
“Company Intervening Event” means any fact, condition, circumstance, occurrence, effect, change, event or development in circumstances that (a) is material

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to the Company and its Subsidiaries, taken as a whole, (b) was not known to, or reasonably foreseeable by, the Company Board as of the date hereof and (c) becomes known to the Company Board after the date hereof and prior to the time the Company Shareholder Approval is obtained; provided, however, that in no event shall any of the following be deemed to constitute or contribute to a Company Intervening Event: (i) the receipt of the Company Takeover Proposal (or any discussion, inquiry, proposal or offer related to any similar matter), (ii) any event resulting from a breach of this Agreement by the Company or (iii) any facts, conditions, circumstances, occurrences, effects, changes, events or developments to the extent resulting from or arising out of (A) any changes in general United States or global economic conditions, (B) any changes in conditions generally affecting any of the industries in which the Company and its Subsidiaries operate, (C) any change in the market price or trading volume of the Company’s common stock (it being understood that the facts or occurrences giving rise to or contributing to such change may, if not otherwise excluded hereunder, be taken into account in determining whether there has been a Company Intervening Event), (D) regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions, in each case, in the United States or any foreign jurisdiction, (E) any failure by the Company and its Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may, if not otherwise excluded hereunder, be taken into account in determining whether there has been a Company Intervening Event), (F) the execution and delivery of this Agreement or the public announcement or pendency of the Transactions, including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners, and any litigation arising from allegations of any breach of fiduciary or other duties or violation of Law relating to this Agreement, the negotiation of this Agreement or the Transactions, or compliance by the Company with the terms of this Agreement, (G) the performance by the Company of its obligations under this Agreement, (H) any change in GAAP or in any applicable Law, including any tax, trade or tariff policy (or authoritative interpretations thereof), (I) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war (whether or not declared), civil disobedience, sabotage or terrorism, cyberterrorism or cyberattack or any escalation or worsening of any such hostilities, acts of war (whether or not declared), civil disobedience, sabotage, terrorism, cyberterrorism or cyberattack threatened or underway as of the date of this Agreement, (J) any hurricane, tornado, flood, earthquake or other natural disaster, (K) any adverse change to any of the Company’s credit ratings (it being understood that the facts or occurrences giving rise to or contributing to such adverse change may, if not otherwise excluded hereunder, be taken into account in determining whether there has been a Company Intervening Event), except, in the cases of the foregoing clauses (A), (B), (D), (H), (I) and (J), to the extent such facts, conditions, circumstances, occurrences, effects, changes, events or developments have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company and its Subsidiaries operate.

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“Company Material Adverse Effect” means any fact, condition, circumstance, occurrence, effect, change, event or development that has a material adverse effect on the business, assets, properties, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, but will not include facts, conditions, circumstances, occurrences, effects, changes, events or developments to the extent resulting from or arising out of (a) any changes in general United States or global economic conditions, (b) any changes in conditions generally affecting any of the industries in which the Company and its Subsidiaries operate, (c) any change in the market price or trading volume of the Company Common Stock (it being understood that the facts or occurrences giving rise to or contributing to such change may, if not otherwise excluded hereunder, be taken into account in determining whether there has been, or will be, a Company Material Adverse Effect), (d) regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions, in each case, in the United States or any foreign jurisdiction, (e) any failure by the Company and its Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may, if not otherwise excluded hereunder, be taken into account in determining whether there has been, or will be, a Company Material Adverse Effect), (f) the execution and delivery of this Agreement or the public announcement or pendency of the Transactions, including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners, and any litigation arising from allegations of any breach of fiduciary duty or violation of Law relating to this Agreement, the negotiation of this Agreement or the Transactions, or compliance by the Company with the terms of this Agreement, (g) the performance by the Company of its obligations under this Agreement or any action taken at the written request of Parent, (h) any change in GAAP or in any applicable Law, including any tax, trade or tariff policy (or authoritative interpretations thereof), (i) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war (whether or not declared), civil disobedience, sabotage or terrorism, cyberterrorism or cyberattack or any escalation or worsening of any such hostilities, acts of war (whether or not declared), civil disobedience, sabotage, terrorism, cyberterrorism or cyberattack threatened or underway as of the date of this Agreement, (j) any hurricane, tornado, flood, earthquake or other natural disaster or (k) any adverse change to any of the Company’s credit ratings (it being understood that the facts or occurrences giving rise to or contributing to such adverse change may, if not otherwise excluded hereunder, be taken into account in determining whether there has been, or will be, a Company Material Adverse Effect); except, in the cases of the foregoing clauses (a), (b), (d), (h), (i) and (j), to the extent such facts, conditions, circumstances, occurrences, effects, changes, events or developments have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company and its Subsidiaries operate.
“Company Shareholders” means all holders of Shares of the Company in their capacity as such.

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“Company Stock Plans” means the OMNOVA Solutions 2017 Equity Incentive Plan and the OMNOVA Solutions Third Amended and Restated 1999 Equity and Performance Incentive Plan and the OMNOVA Solutions Long-Term Incentive Program, in each case as amended from time to time.
“Company Superior Proposal” means a bona fide written Company Takeover Proposal (except that references therein to 20% shall be replaced by 50%) made after the date of this Agreement that did not result from a breach of Section 5.2 that the Company Board or any duly constituted and authorized committee thereof determines in good faith, after consultation with outside legal counsel and its financial advisor (taking into account any changes to this Agreement proposed by Parent in response to a Company Takeover Proposal), (a) is reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal, including all conditions contained therein, and (b) is on terms and conditions more favorable from a financial point of view to the Company Shareholders than the terms and conditions of the Merger.
“Company Takeover Proposal” means (a) any proposal or offer for or with respect to a merger, consolidation, business combination, recapitalization, exchange or tender offer, binding share exchange, joint venture, dissolution or other similar transaction involving the Company or any of its Subsidiaries that if consummated would result in any Person or group of Persons becoming the beneficial owner or owners of more than 20% of the voting power of the Company, (b) any proposal or offer to acquire in any manner more than 20% of the outstanding Company Common Stock or securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing more than 20% of the voting power of the Company or (c) any proposal or offer to acquire in any manner (including the acquisition of stock in any Subsidiary of the Company), directly or indirectly, assets or businesses of the Company or its Subsidiaries representing more than 20% of the consolidated assets, revenues or net income of the Company, in each case, other than the Transactions.
“Confidentiality Agreement” means that certain letter agreement, dated March 29, 2019, between the Company and Parent.
“Contract” means any agreement, lease, sublease, license, contract, note, bond, mortgage, indenture, deed of trust, franchise, concession, arrangement, commitment, obligation or other legally binding arrangement (whether written or oral).
“Encumbrance” means any security interest, pledge, mortgage, lien, charge, hypothecation, option to purchase or lease or otherwise acquire any interest, conditional sales agreement, adverse claim of ownership or use, title defect, easement, right of way or other encumbrance of any kind.
“Environmental Laws” means all Laws relating to the protection of the environment, including the ambient air, soil, surface water or groundwater or relating to the protection of human health from exposure to Materials of Environmental Concern.

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“Environmental Permits” means all permits, licenses, registrations and other authorizations required under applicable Environmental Laws.
“Exchange Act” means the Securities Exchange Act of 1934.
“FCA” means the Financial Conduct Authority.
“Filings” means any registrations, applications, declarations, reports, submissions or other filings with, or any notices to, any Person (including any third party or Governmental Entity (including any Governmental Antitrust Entity)).
“Financing Agreements” means the (i) multicurrency term loan and revolving facilities agreement between, among others, the Financing Sources and the Parent dated on or about the date hereof and (ii) bridge facilities agreement between, among others, the Financing Sources and the Parent dated on or about the date hereof.
“Financing Sources” means the entities that have committed to provide or arrange or otherwise have entered into agreements pursuant to the Financing Agreements or in connection with all or any part of the Financing described therein, or replacement debt financings, in connection with the Transactions, including the parties to any commitment letters, joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, including any arrangers, administrative agents or collateral agents part of the Financing and the Representatives and Affiliates of each of the foregoing.
“Governmental Antitrust Entity” means any of the U.S. Federal Trade Commission, the Antitrust Division of the U.S. Department of Justice, the attorneys general of the several states of the United States and any other Governmental Entity having jurisdiction with respect to the Transactions pursuant to applicable Antitrust Laws.
“Governmental Entity” means (a) any government, (b) any governmental or regulatory entity, body, department, commission, subdivision, board, administrative agency or instrumentality, (c) any court, tribunal, judicial body, or an arbitrator or arbitration panel, or (d) any non-governmental self-regulatory agency, securities exchange, commission or authority, in each of clauses (a) through (d), whether supranational, national, federal, state, county, municipal, provincial, and whether local or foreign.
“Indebtedness” of any Person means, without duplication, all obligations of such Person (a) for borrowed money (including deposits or advances of any kind to such Person), (b) evidenced by bonds, debentures, notes or similar instruments, (c) for capitalized leases (determined in accordance with GAAP), (d) to pay the deferred and unpaid purchase price of property or equipment (but excluding such obligations of such Person incurred in the ordinary course of business), (e) pursuant to securitization or factoring programs or arrangements; (f) pursuant to guarantees and arrangements having the economic effect of a guarantee of any Indebtedness of any other Person (other than between or among any Person and its wholly owned Subsidiaries), (g) in respect of net cash payment obligations of such Person under swaps, options,

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derivatives and other hedging Contracts or arrangements that will be payable upon termination thereof (assuming termination on the date of determination), or (h) under letters of credit, bank guarantees and other similar Contracts or arrangements, solely to the extent drawn upon and not paid, entered into by or on behalf of such Person. Notwithstanding the foregoing, “Indebtedness” shall not include any obligation between or among the Company and any of its wholly owned (whether directly or indirectly) Subsidiaries.
“Indemnified Party” means each current and former director or officer of the Company or any of its Subsidiaries and each such person who serves or served at the request of the Company as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise, together with such person’s heirs, executors or administrators.
“Intellectual Property Rights” means United States or foreign intellectual property, including (a) patents and patent applications, together with all reissues, continuations, continuations-in-part, divisionals, provisionals, extensions and reexaminations thereof, (b) trademarks, service marks, logos, trade names, corporate names, trade dress and all applications, registrations and renewals in connection therewith, including all goodwill associated therewith, (c) copyrights and copyrightable works and all applications and registrations in connection with any of the foregoing, (d) inventions and discoveries (whether patentable or not), industrial designs, trade secrets, confidential information and know-how, (e) computer software (including databases and related documentation) (collectively, “Software”), (f) uniform resource locators, web site addresses and Internet domain names, social media tags, handles and identifiers and registrations for any of the foregoing, and (g) all other proprietary rights whether now known or hereafter recognized in any jurisdiction.
“IRS” means the Internal Revenue Service.
“Knowledge” means (a) with respect to Parent, the actual knowledge (without independent inquiry or investigation) of the executive officers of Parent, and (b) with respect to the Company, the actual knowledge (without independent inquiry or investigation) of Anne Noonan, Paul DeSantis, James LeMay, Marshall Moore, Michael Quinn, with respect to the representations and warranties made in Article III, and the actual knowledge (without independent inquiry or investigation) of the individuals listed on Section 10.2(b) of the Company Disclosure Letter, in each case with respect to the representations and warranties made in Article III related to the matters for which they are responsible.
“Law” means any law (whether local or common), statute, code, ordinance, regulation, treaty (including any Tax treaty) or rule of any Governmental Entity.
“Leased Real Property” means all material real property leased or subleased (whether as a tenant or subtenant) by the Company or any Subsidiary of the Company.

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“Listing Rules” means the listing rules and regulations made by the FCA in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000 as contained in the FCA’s publication of the same name, as amended from time to time.
“Materials of Environmental Concern” means any petroleum or petroleum products, radioactive materials, asbestos, polychlorinated biphenyls, and any other hazardous, acutely hazardous or toxic (or similarly characterized) substance or waste regulated or for which liability is imposed under Environmental Laws, including the federal Comprehensive Environmental Response, Compensation and Liability Act and the federal Resource Conservation and Recovery Act.
“Order” means any order, writ, judgment, ruling, injunction, assessment, stipulation, determination, award or decree of any Governmental Entity.
“Owned Real Property” means all real property owned by the Company or any Subsidiary of the Company.
“Parent Intervening Event” means any fact, condition, circumstance, occurrence, effect, change, event or development in circumstances that (a) is material to Parent and its Subsidiaries, taken as a whole, (b) was not known to, or reasonably foreseeable by, the Parent Board as of the date hereof and (c) becomes known to the Parent Board after the date hereof and prior to the time the Parent Shareholder Approval is obtained (including, for the avoidance of doubt, the receipt of a Parent Takeover Proposal (or any discussion, inquiry, proposal or offer related to any similar matter)); provided, however, that in no event shall any of the following be deemed to constitute or contribute to a Parent Intervening Event: (i) any event resulting from a breach of this Agreement by Parent or Merger Sub; (ii) any facts, conditions, circumstances, occurrences, effects, changes, events or developments to the extent resulting from or arising out of (A) any changes in general United States or global economic conditions, (B) any changes in conditions generally affecting any of the industries in which Parent and its Subsidiaries operate, (C) any change in the market price or trading volume of Parent’s common shares (it being understood that the facts or occurrences giving rise to or contributing to such change may, if not otherwise excluded hereunder, be taken into account in determining whether there has been a Parent Intervening Event), (D) regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions, in each case, in the United States or any foreign jurisdiction, (E) any failure by Parent and its Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may, if not otherwise excluded hereunder, be taken into account in determining whether there has been a Parent Intervening Event), (F) the execution and delivery of this Agreement or the public announcement or pendency of the Transactions, including the impact thereof on the relationships, contractual or otherwise, of Parent or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners, and any litigation arising from allegations of any breach of fiduciary or other duties or violation of Law relating to this Agreement, the negotiation of

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this Agreement or the Transactions, or compliance by Parent with the terms of this Agreement, (G) the performance by Parent of its obligations under this Agreement, (H) any change in GAAP, International Financial Reporting Standards or in any applicable Law, including any tax, trade or tariff policy (or authoritative interpretations thereof), (I) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war (whether or not declared), civil disobedience, sabotage or terrorism, cyberterrorism or cyberattack or any escalation or worsening of any such hostilities, acts of war (whether or not declared), civil disobedience, sabotage, terrorism, cyberterrorism or cyberattack threatened or underway as of the date of this Agreement, (J) any hurricane, tornado, flood, earthquake or other natural disaster, (K) any adverse change to any of Parent’s credit ratings (it being understood that the facts or occurrences giving rise to or contributing to such adverse change may, if not otherwise excluded hereunder, be taken into account in determining whether there has been a Parent Intervening Event), except, in the cases of the foregoing clauses (A), (B), (D), (H), (I) and (J), to the extent such facts, conditions, circumstances, occurrences, effects, changes, events or developments have a materially disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Parent and its Subsidiaries operate; or (iii) any facts, conditions, circumstances, occurrences, effects, changes, events or developments referred to the clauses (a) through (k) of the definition of “Company Material Adverse Effect”.
“Parent Material Adverse Effect” means any fact, condition, circumstance, occurrence, effect, change, event or development that prevents, materially delays or materially impairs the ability of Parent or Merger Sub to comply with their respective obligations under this Agreement or to consummate the Transactions or the Financing.
“Parent Prospectus” means the prospectus to be published by Parent pursuant to the prospectus rules made by the FCA in connection with Parent’s rights issue proposed to be undertaken to partially finance the Transactions.
“Parent Shareholders” means holders of ordinary shares of Parent in their capacity as such.
“Parent Shareholders Meeting” means the general meeting of the Parent Shareholders to be convened and held, as required by Chapter 10 of the Listing Rules and the articles of association of Parent, to consider, and, if thought fit, approve the Parent Shareholder Resolutions, including any adjournment thereof.
“Parent Superior Proposal” means a bona fide written Parent Takeover Proposal that the Parent Board or any duly constituted and authorized committee thereof determines in good faith, after consultation with outside legal counsel and its financial advisor, (a) is reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal, including all conditions contained therein, and (b) is more favorable from a financial point of view to the Parent Shareholders than benefits expected to be received by the Parent from the Transactions.

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“Parent Takeover Proposal” means (a) any proposal or offer, including for or with respect to a merger, consolidation, business combination, recapitalization, exchange or tender offer, takeover bid (however effected), binding share exchange, joint venture, dissolution or other similar transaction, in each such case, involving Parent or any of its Subsidiaries that if consummated would result in any Person or group of Persons (including any group of Persons acting in concert for the purposes of the UK City Code on Takeovers and Mergers) becoming the beneficial owner or owners of interests in shares of Parent (for the purposes of this definition, “interests in shares” having the meaning given to such phrase in the UK City Code on Takeovers and Mergers) carrying 30% or more of the voting rights of Parent, (b) any proposal or offer to acquire in any manner interests in shares of Parent carrying 30% or more of the voting rights of Parent or (c) any proposal or offer to acquire in any manner (including the acquisition of stock in any Subsidiary of Parent), directly or indirectly, assets or businesses of Parent or its Subsidiaries representing more than 30% of the consolidated assets, revenues or net income of Parent, in each case, other than the Transactions.
“Participant” means any current or former director, officer, employee, consultant (who is a natural Person) or independent contractor (who is a natural Person) of the Company or any of its Subsidiaries.
“Permitted Encumbrances” means (a) Encumbrances that relate to Taxes, assessments and governmental charges or levies imposed upon the Company that are not yet due and payable or that are being contested in good faith by appropriate proceedings or for which reserves have been established on the most recent financial statements included in the Company SEC Documents, (b) Encumbrances imposed by Law that relate to obligations that are not yet due and have arisen in the ordinary course of business, (c) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations, (d) mechanics’, carriers’, workers’, repairers’ and similar Encumbrances incurred in the ordinary course of business for amounts not yet due and payable or for which the amount or validity thereof are being contested in good faith and for which appropriate reserves have been established, (e) Encumbrances that relate to zoning, entitlement and other similar land use and Environmental Laws, (f) other imperfections or irregularities in title, such as charges, easements, survey exceptions, reciprocal easement agreements, restrictions and other similar encumbrances on title to real property that are disclosed in the title policies, commitments or surveys that have been provided to Parent, (g) any utility company rights, easements or franchises for electricity, water, steam, gas, sanitary sewer, surface water, drainage, telephone or other service or the right to use and maintain poles, lines, wires, cables, pipes, boxes and other fixtures and facilities in, over, under and upon any of the Sites, or other general easements granted to Governmental Entities in the ordinary course of developing or operating any Site, (h) any minor encroachments of stoops, areas, cellar steps, trim and cornices, if any, upon any street or highway, (i) as to any Leased Real Property, any Encumbrance affecting the interest of the lessor thereof and (j) non-exclusive licenses of Intellectual Property Rights granted in the ordinary course of business; provided, however, that in the case of clauses (e) through (i), none of the foregoing, individually or in the aggregate, would

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reasonably be expected to materially adversely affect the use of the property to which its relates in the conduct of the business as currently conducted thereon.
“Person” means a natural person, sole proprietorship, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated society or association, joint venture, Governmental Entity or other legal entity or organization.
“Personal Data” means any information related to an identified or identifiable natural Person.
“Sanctions” means any sanctions administered, enacted or enforced by the United States (including the Office of Foreign Assets Control of the United States Department of the Treasury or the United States Department of State), the United Kingdom, the European Union, the United Nations Security Council or any other relevant sanctions authority.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933.
“Site” means each location where the Company or any Subsidiary of the Company conducts business, including each Owned Real Property and Leased Real Property.
“Subsidiary” means, with respect to any party, any foreign or domestic corporation or other entity, whether incorporated or unincorporated, of which (a) such party or any other Subsidiary of such party is a general partner (excluding such partnerships where such party or any Subsidiary of such party does not have a majority of the voting interest in such partnership) or (b) at least a majority of the securities or other equity interests having by their terms ordinary voting power to elect a majority of the directors or others performing similar functions with respect to such corporation or other entity is directly or indirectly owned or controlled by such party or by any one or more of such party’s Subsidiaries, or by such party and one or more of its Subsidiaries.
“Tax” or “Taxes” means any (a) federal, state, local, non-U.S. or other tax, including any income, gross receipts, net proceeds, alternative or add on minimum, corporation, ad valorem, turnover, real property, personal property (tangible or intangible), sales, use, franchise, excise, value added, goods and services, consumption, stamp, leasing, lease, user, transfer, fuel, excess profits, profits, occupational, premium, interest equalization, windfall profits, severance, license, registration, payroll, environmental, capital stock, capital duty, disability, estimated, gains, wealth, welfare, withholding, unemployment or social security or other tax of whatever kind that is imposed by any Governmental Entity and (b) interest, fines, penalties or additions to tax incurred in connection with any items described in the preceding clause (a).

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“Tax Return” or “Tax Returns” means all federal, state, local and foreign tax returns, declarations, statements, reports, schedules, forms and information returns requested to be filed with a taxing authority with respect to Taxes (including any amendments thereto).
“Transactions” means the Merger and the other transactions contemplated by this Agreement, other than the Financing.
Section 10.3    Other Definitional and Interpretive Matters. Unless otherwise expressly provided herein or the context otherwise requires, for purposes of this Agreement, the following rules of interpretation shall apply:
(a)    References herein to Articles, Sections, Annexes, Exhibits or Schedules shall be deemed to refer to Articles, Sections, Annexes, Exhibits or Schedules of or to this Agreement, as applicable.
(b)    The words such as “herein” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear.
(c)    The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.
(d)    The word “or” is not exclusive.
(e)    The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement.
(f)    Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.
(g)    References to “$” and “dollars” are to the currency of the United States of America. All dollar amounts contemplated by this Agreement, to the extent applicable, shall be rounded down to the nearest penny.
(h)    The word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not simply mean “if”.
(i)    “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.
(j)    (i) References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules and regulations promulgated

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thereunder and to any successor statutes, rules or regulations, and (ii) references to any Person include the successors and permitted assigns of that Person.
(k)    With respect to the determination of any period of time, the words “from” or “through” mean “from and including” or “through and including” respectively, and the words “to” and “until” each means “to but excluding”.
(l)    All references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person.
(m)    Any document that is described as being “delivered,” “furnished,” “made available” or similarly shall mean that the Company has (i) posted such materials to the virtual data room entitled “Project Belle” maintained by Merrill Corporation, in a manner that enables viewing of such materials by Parent or its Representatives by 7:30 p.m. Eastern time on the day prior to the date of this Agreement or (ii) set forth a true and complete copy of such materials in the Company Disclosure Letter.
(n)    The Company, Parent and Merger Sub are referred to herein individually as a “party” and collectively as “parties”.
(o)    The Company Disclosure Letter is hereby incorporated and made a part hereof and is an integral part of this Agreement. The Company may, at its option, include in the Company Disclosure Letter items that are not material in order to avoid any misunderstanding, and such inclusion, or any references to dollar amounts, shall not be deemed to be an acknowledgement or representation or warranty that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement or otherwise. Any matter set forth in any Section of any Company Disclosure Letter shall be deemed to be referred to and incorporated in any other Section to which it is specifically referenced or cross‑referenced, and also in all other Sections of the Company Disclosure Letter to which such matter’s application or relevance is reasonably apparent on its face. Nothing contained in any Section of the Company Disclosure Letter should be construed as an admission of liability or responsibility of any party to any third party in connection with any pending or threatened Action or otherwise. Except as otherwise expressly set forth in any Section of the Company Disclosure Letter, in no event shall the listing or disclosure of any information or document in any Section of the Company Disclosure Letter or in the documents referred to or incorporated by reference in any such Section of the Company Disclosure Letter constitute or be deemed to imply any representation, warranty, undertaking, covenant or other obligation of the Company not expressly set out in this Agreement or shall such disclosure be construed as extending the scope of any representation or warranty, undertaking, covenant or obligation set out in this Agreement. Any capitalized terms used in any Section of the Company Disclosure Letter or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement.
(p)    The parties hereto agree that they have participated jointly in the drafting of this Agreement and have been represented by counsel during the negotiation

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and execution of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.
[Signatures on Following Page]

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IN WITNESS WHEREOF, Parent, Merger Sub, Parent US Sub and the Company have caused this Agreement and Plan of Merger to be signed by their respective officers thereunto duly authorized as of the date first written above.

SYNTHOMER PLC

By: /s/ Stephen Bennett
Name: Stephen Bennett
Title: Director

SPIRIT USA HOLDINGS INC.

By: /s/ Neil Whitley
Name: Neil Whitley
Title: Division President Ind. Specialties
Director

SYNTHOMER USA LLC

By: /s/ Richard Atkinson
Name: Richard Atkinson
Title: Secretary

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, Parent, Merger Sub, Parent US Sub and the Company have caused this Agreement and Plan of Merger to be signed by their respective officers thereunto duly authorized as of the date first written above.

OMNOVA SOLUTIONS INC.

By: /s/ Anne P. Noonan
Name: Anne P. Noonan
Title: President and Chief Executive Officer

[Signature Page to Merger Agreement]